KINGFISHER

04010776

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

By Courier

17 March 2004

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 6 September 2003 to 17 March 2004, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject ot the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

dlw 3/23

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001 Website www.kingfisher.com
Registered Office at above address. Registered in England Number 1664812

No.	Date	Description
1	15/09/2003	Market announcement: Kingfisher sells non-core NOMI business in Poland for £7 million
2	17/09/2003	Market announcement: Interim results
3	07/10/2003	Shareholder Circular: Scrip Dividend Alternative
4	08/10/2003	Market announcement: Deposition of document
5	14/10/2003	Pricing Supplement document
6	20/10/2003	Market announcement: Deposition of document
7	31/10/2003	Market announcement: Update on sale of non-core French specialist builders merchant subsidiary, Dubois Materiaux
8	04/11/2003	Market announcement: Summary 3rd quarter results
9	11/11/2003	Market announcement: 3rd quarter sales and management changes
10	10/12/2003	Market announcement: 3rd quarter results
11	02/02/2004	Market announcement: Directorate change
12	17/02/2004	Market announcement: Additional Listing for executive share option scheme 1993
13	18/02/2004	Market announcement: 4th quarter results
14	17/03/2004	Market announcement: Preliminary results

Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Disposal
Released	17:24 15 Sep 2003
Number	7871P

Monday 15 September 2003

Kingfisher sells non-core NOMI business in Poland for £7 Million

Kingfisher plc announced today that it is selling its non-core, small store format Polish DIY businesses, NOMI, to a fund managed by Enterprise Investors, a leading private equity fund manager in Central and Eastern Europe. Enterprise Investors will pay a total consideration of PLN 45 million (c.£7m), net proceeds will be used to reduce group debt. Completion is subject to Polish regulatory and competition authority clearance, which is expected within two months.

NOMI operates 39 stores in Poland that generated a turnover of £76.4m in the financial year ended 1 February 2003 and employs around 1,800 people. The value of NOMI's net assets is £31.5m and the write-off on disposal is expected to be £25m. The effect of this transaction is expected to be earnings neutral.

Kingfisher will continue to operate and expand its successful Castorama large format stores, Poland's number one home improvement brand.

Commenting on the sale Gerry Murphy, Chief Executive Officer said "Consistent with our stated intention to focus our international investment on our major brands, the sale of NOMI allows us to concentrate our development in Poland on our highly successful Castorama business".

<u>ENQUIRIES</u>

Ian Harding	Director of Communications	+44 (0) 20 7644 1029
Loraine Woodhouse	Head of Investor Relations	+44 (0) 20 7644 1032
Kingfisher plc	www.kingfisher.com	+44 (0) 20 7372 8008

END

Company website

Company	Kingfisher PLC
TIDM	KGF
Headline	Interim Results
Released	07:00 17 Sep 2003
Number	8488P

Wednesday 17 September 2003

Interim results for the 26 weeks ended 2 August 2003

Kingfisher reports first half Home Improvement sales up 15% with pre-tax profit ahead 24%

	2003 £m	2002 £m	% change
Continuing operations (1) (2)			
Retail sales	3,944	3,422	15
Retail profit (before exceptionals and goodwill amortisation)	335	259	29
Profit before tax (before exceptionals and goodwill amortisation)	309	250	24
Profit before tax	231	245	(6)
Earnings (before exceptionals and goodwill amortisation)	211	100	111
Earnings	135	97	39
Adjusted basic earnings per share (3) (before exceptionals and goodwill amortisation)	9.3p	6.8p	37
Basic earnings per share (3)	6.0p	6.6p	(9)
Total Group (2)			
Retail sales	5,255	5,086	3
Retail profit (before exceptionals and goodwill amortisation)	374	295	27
Profit before tax (before exceptionals and goodwill amortisation)	342	275	24
Profit before tax	128	266	(52)
Earnings (before exceptionals and goodwill amortisation)	232	119	95
Earnings	(52)	113	n/a
Adjusted basic earnings per share (3) (before exceptionals and goodwill amortisation)	10.3p	8.1p	27
Basic earnings per share (3)	(2.3)p	7.7p	n/a
Interim dividend per share (4)	3.5p	3.9p	

(1) Excluding results for the demerged Kesa Electricals plc and disposed ProMarkt business
(2) Exceptional items after tax relief charged to continuing operations (£74 million) and total Group results (£280 million) are summarised below
(3) Restated to reflect the recent 7 for 8 share consolidation
(4) Restated to reflect the recent 7 for 8 share consolidation; 2002 included dividend in respect of earnings from

subsequently demerged Electricals businesses

FIRST HALF TRADING SUMMARY – CONSTANT CURRENCY BASIS

The key highlights, on a constant currency basis, excluding the positive impact of translating euro sales and profits into sterling, were:

- Home Improvement retail sales up 11.1% with Like for Like (LFL) sales up 5.5%
- Home Improvement retail profit ahead 25.6%, reflecting improved retail margin
- B&Q sales up by 11.2% (LFL 4.9%); retail profit ahead 14.8%
- Castorama France sales up by 2.7% (LFL 2.0%); retail profit ahead 18.9%
- Brico Dépôt France sales up 32.3% (LFL 14.1%); retail profit ahead by 63.1%
- International sales for ongoing businesses up 36.3% (LFL 11.1%); retail profit up 67.4%
- Integration benefits of £15 million delivered during the first half; on track to deliver full year target of £35 million

Kingfisher Chief Executive Officer Gerry Murphy said: "It was a good six months for Kingfisher, with a strong performance from our Home Improvement business. We demerged Kesa Electricals and we have almost completed our programme of withdrawal from non-core operations. Kingfisher is now very well placed for the future with strong positions in big markets, particularly in the key European economies and in China. We have an experienced management team focused on growing market share and profitability, improving return on investment and delivering real value for customers and shareholders."

FIRST HALF REVIEW

Demerger of Kesa Electricals

Kingfisher completed its transformation to a single sector Home Improvement business with the successful de-merger in early July of Kesa Electricals plc as a separate public company listed on the London Stock Exchange. The interim results for Kesa Electricals for the 26 weeks ended 2 August 2003, including the 22 weeks prior to demerger, are reviewed in a separate announcement issued by Kesa Electricals plc today.

Home Improvement

Kingfisher's Home Improvement business had a strong first half with total reported retail sales up 15.3% to £3.9 billion and reported retail profit up 29.7% to £335 million. The reported results benefited from the significant strengthening of the Euro on translation of Euro denominated sales and profits into Sterling. On a constant currency basis, sales were ahead 11.1% and retail profit by 25.6%.

In the UK, B&Q and Screwfix delivered combined retail sales growth of 11.5% and retail profit growth of 16.3%. In France, Castorama and Brico Dépôt delivered combined growth in Euro sales

of 10.7% and 31.1% in retail profit. The Group's ongoing International businesses, which include Poland, Italy, China and Taiwan, also continued to deliver strong growth, with overall consolidated retail sales up 36.3% and retail profit up 67.4% in local currencies.

Sales growth and share gains in all major markets were driven by new store openings and continuing strong like-for-like sales, up 5.5%, driven by competitive pricing and range development across the Group. During the first six months core home improvement store numbers increased by a net 13, increasing worldwide selling space by 3.9%. Seasonal sales benefited from fine Spring weather in Western Europe in the first quarter, although the record-breaking heat wave in the latter weeks of the second quarter and start of the current quarter was unhelpful.

Retail profit growth outpaced sales growth due to continuing progress in Cost Price Reduction (now being extended Group-wide), and a focus on reducing operating costs and overheads. The revitalisation of Castorama France continues with integration benefits of £15 million delivered during the first half. The process is on track to deliver previously announced full year target benefits of £35 million.

Net interest costs for the continuing business doubled in the first half as financing costs of the acquisition of Castorama were only partly offset by strong operational cash flow, property disposals and the transfer of debt to Kesa Electricals. Continuing pre tax profit, before exceptional items and goodwill amortisation, was up £59 million, growth of 24%. The corporation tax rate for the home improvement businesses, excluding exceptional tax charges, reduced from 32.8% to 32.0%.

Following the buy-out of the Castorama minority and subsequent elimination of minority interests, profit growth was reflected more directly in earnings and continuing adjusted basic earnings per share increased by nearly 37%.

Exceptional charges of £76 million arose in the first half, primarily as a consequence of the programme of withdrawal from non-core businesses. The sale of Réno-Dépôt in Canada and the last remaining store in Belgium have been completed. The sale of Dubois Matériaux in France and NOMI in Poland have been agreed subject to final completion. Additionally, the loss-making Castorama business in Germany has been closed. Total cash inflow from this programme is expected to be around £250 million in the second half. The exit from these non-core businesses generated mostly non-cash exceptional charges of £58 million in the first half.

Following the demerger, the London corporate centre is being scaled back with a reduction in staff numbers by one third, saving an expected £14 million per annum from next year. An operating exceptional charge of £10 million has been taken in the first half to reflect the associated reorganisation costs.

After including exceptional items and goodwill amortisation continuing basic earnings per share declined by 9%.

During the first half, a major review identified a number of steps to improve Kingfisher's future return on invested capital (ROIC). These include initiatives to improve returns on existing stores and an acceleration of the programme to leverage Kingfisher's total purchasing power. Future capital will be prioritised towards investments with stronger returns with the overall objective of delivering satisfactory returns to shareholders and long-term growth of the business. The ROIC for the Home Improvement business in 2002/03, on a proforma basis (as if the Castorama acquisition had taken place at the beginning of 2002/03), was 7.3%, which is around 1% below the Group's average cost of capital. However, this proforma return assumes a full year of goodwill included in invested capital but none of the integration benefits that have now started to accrue. Excluding goodwill, proforma Home Improvement ROIC in 2002/3 was 10.2%.

Total Group Reported Results

Total Group reported retail sales, including Kesa Electricals for 22 weeks prior to demerger, grew

3.3% to £5.3 billion with retail profit ahead 27% to £374 million.

Total Group reported pre-tax profits, before exceptional items and goodwill amortisation were ahead 24.5% to £342 million. Adjusted basic earnings per share, before exceptional items and goodwill increased by more than 27% reflecting the underlying growth in the business and the combined effect of the acquisition of the Castorama minority and associated rights issue last year.

Net exceptional charges of £209 million, before tax relief of £28 million, were incurred in the first half. These were primarily due to the demerger of Kesa Electricals, the withdrawal from non-core home improvement businesses and the corporate centre reorganisation outlined above. As previously announced, exceptional demerger advisory, financing and related costs totalled £135 million before tax relief. Taking these into account, pre-tax profit for the total Group declined by nearly 52% to £128 million.

In addition, an exceptional tax charge of £99 million was incurred in respect of a payment subsequently made to the French tax authorities following demerger, although Kingfisher has been advised that there is a good prospect of eventual recovery.

After taking account of the exceptional charges and goodwill the basic loss per share was 2.3p.

Cash flow and net debt

Cash flow in the first six months was strong with operating activities generating £570 million of cash, a further £788 million received on the disposal of the retail park portfolio (announced last year) and a number of third party occupied properties and debt of £423 million demerged with Kesa Electricals. Over the period net debt fell to £883 million (1 February 2003: £1,926 million).

Dividend

An interim dividend of 3.5p will be payable to Kingfisher shareholders in November 2003. In addition, Kesa Electricals is expected to declare an interim dividend of 2.5p per Kesa Electricals share, equivalent to 0.57p per Kingfisher share, payable to its shareholders in December 2003. The interim dividend paid by Kingfisher on the earnings of the combined Group in 2002/03 was 3.94p (after adjusting for Kingfisher's 7 for 8 share consolidation which took place on demerger). The combined interim dividend from the now demerged companies in the current year would be equivalent to 4.07p per Kingfisher share, representing growth of 3.3%. However, Kesa Electricals' stated intention in its Demerger Listing Particulars is to apportion interim and final dividends on a 25:75 basis compared to Kingfisher's 36:64 apportionment in 2002/03. Adjusting for Kesa Electricals' lower first half apportionment the underlying growth in dividends payable to shareholders who retained their shares in both companies would be 9.7% combined.

Outlook

Kingfisher is now very well placed for the future with strong positions in big markets, particularly in key European economies and in China. Management is focused on growing market share and profitability, improving return on investment and delivering real value for customers and shareholders.

Sales growth in the current quarter will reflect the recent weather related slow-down, although effective management of stocks and operating costs has largely mitigated any significant profit impact. The Board expects satisfactory progress for the year as a whole.

A more detailed operating review appears on the following pages.

Enquiries

Ian Harding +44 (0) 20 7644 1029
Director of Communications

Loraine Woodhouse +44 (0) 20 7644 1032
Head of Investor Relations

Kingfisher website	www.kingfisher.com
Kingfisher plc	+44 (0) 20 7372 8008

Further copies of this announcement can be downloaded from the website www.kingfisher.com or by application to:

The Company Secretary
Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

Company profile

Kingfisher is Europe's leading home improvement retailer with leading market positions in the UK, France, Poland, Italy, China and Taiwan. Sales for the ongoing Home Improvement business (1) for the year ended 1 February 2003 were £6.1 billion, of which £2.4 billion or 39% was generated outside the UK. Retail profits for the year were £523 million, of which £170 million or 33% was earned outside the UK.

Kingfisher operates nearly 550 stores in 7 countries in Europe and Asia and also has a strategic alliance with Hornbach, Germany's leading DIY warehouse retailer, which operates more than 100 stores across Germany, Austria, Netherlands, Luxembourg and the Czech Republic.

(1) *Ongoing Home Improvement business excludes Réno Dépôt, Dubois Matériaux, Castorama Germany, Castorama Brazil, NOMI and Castorama Belgium*

RETAIL BUSINESSES

First Half

	Retail Sales £m		Total (4) change %	LFL Change %	Retail profit £m		Total (4) Change %
	H1 2003	H1 2002			H1 2003	H1 2002	
B&Q	2,057.1	1,850.7	11.2	4.9	186.6	162.5	14.8
Screwfix	107.1	89.6	19.5	19.5	10.0	6.6	51.5
Total UK (1)	**2,164.2**	**1,940.3**	**11.5**	**5.6**	**196.6**	**169.1**	**16.3**
Castorama	793.6	697.4	13.8	2.0	63.0	47.8	31.8
Brico Dépôt	380.2	259.4	46.6	14.1	32.9	18.2	80.8
Total France (1)	**1,173.8**	**956.8**	**22.7**	**5.3**	**95.9**	**66.0**	**45.3**
Poland	133.9	109.3	22.5	9.1	17.4	12.8	35.9
Italy	83.6	60.3	38.6	13.6	6.1	4.3	41.9
China	49.7	28.5	74.4	12.6	(2.6)	(3.2)	18.8
Taiwan	n/a	n/a	n/a	n/a	2.3	2.4	(4.2)
Other Int'l (2)	n/a	n/a	n/a	n/a	1.8	(1.7)	n/a

Total International	**267.2**	**198.1**	**34.9**	**11.1**	**25.0**	**14.6**	**71.2**
Ongoing Home Improvement	**3,605.2**	**3,095.2**	**16.5**	**5.9**	**317.5**	**249.7**	**27.2**
Businesses to be exited (3)	338.8	326.7	3.7	1.3	17.8	8.9	100.0
Total	**3,944.0**	**3,421.9**	**15.3**	**5.5**	**335.3**	**258.6**	**29.7**

(1) The comparative retail profit has been restated for the reallocation of the e-commerce sector and in the case of France the costs of the Lille Corporate Office
(2) Including Hornbach, Turkey, B&Q Korea and Spain
(3) Including Réno Dépôt, Dubois Matériaux, NOMI, Castorama Germany, Castorama Brazil and Castorama Belgium
(4) H1 2003 £1 = Euro 1.443, H1 2002 £1 = Euro 1.600

Market commentary

Kingfisher's Home Improvement markets in Europe and Asia continued to grow in the first half of the year. In the UK, the Repair, Maintenance and Improvement (RMI) market grew by an estimated 4.0%, whilst in France the DIY market (RMI data not available) grew by 4.8%, according to the Banque de France, for the six months to the end of June.

Trading conditions were favourable during most of the first half although Western European markets were adversely impacted by the extremely hot weather towards the end of the second quarter, causing consumers to defer both internal and external projects. The negative impact on sales continued into the current quarter as temperatures reached record levels.

Although Asian operations were impacted by the SARS outbreak - with consumers avoiding shopping where possible and severe operational restrictions placed on stores and staff - China and Taiwan were formally declared virus-free in June and July respectively, and the trading environment in both regions has begun to recover.

UK

	Retail Sales £m H1 2003	H1 2002	Total Change %	LFL Change %	Retail profit £m H1 2003	H1 2002	Total Change %
B&Q (1)	2,057.1	1,850.7	11.2	4.9	186.6	162.5	14.8
Screwfix Direct	107.1	89.6	19.5	19.5	10.0	6.6	51.5
Total UK	**2,164.2**	**1,940.3**	**11.5**	**5.6**	**196.6**	**169.1**	**16.3**

(1) Includes e-commerce profits/(losses) in both years – H1 2003 £0.2 million (H1 2002: £(4.0) million)

B&Q grew sales by 11.2%, up 4.9% on a like for like basis. Its share of the Repair, Maintenance and Improvement market grew from 13.6% at the beginning of the year to 14.4%, driven by ongoing space expansion, lower pricing and range innovation.

During the first six months of the year, B&Q opened a net six new Warehouse stores and two new mini-Warehouses. Including the closure of several older, smaller stores, total space grew by 101,000 square metres, an increase of 5.1%. The two new mini-Warehouses take the total number trading to 10. In the second half of the year, B&Q plans to open three Warehouses, two mini-Warehouses and convert a further 16 existing Supercentres to mini-Warehouses, following the success of the first four conversions which were completed in January 2003. B&Q now expects the mini-Warehouse format to account for an increasingly significant proportion of its future investment in Warehouse type stores due to its attractive economics and less restrictive planning limitations.

A record level of range review activity in the first half saw new ranges introduced in most categories. New ranges in bathrooms, cooling products, own-brand power tools, and garden products performed particularly strongly.

Consistent with B&Q's aim of driving additional service revenues, the installation business performed well with annualised growth of 38%. This business is supported by the two B&Q credit cards, "Homeplan" for larger improvement projects and "You Can Do It" which continued to prove popular. More than 200,000 accounts have been opened since the launch.

B&Q's operating margin increased by 0.3% points during the first half principally driven by benefits from the ongoing Cost Price Reduction (CPR) programme, now in its fourth year, and reduced shrinkage across the business. B&Q continued to invest in lowering prices for customers, range reviews, and improved in-store service. A number of efficiency initiatives, such as e-procurement and SAP Replenishment were successfully trialled during the first half and are now being rolled out across the business.

B&Q Direct, which includes, **diy.com**, had a buoyant first half with sales increasing by 147% to £17.5 million and the business moving into profitability for the first time.

Screwfix Direct had another successful trading period, with increased internet business, now 23% of total sales, helping to drive overall strong growth of 19.5%. Cost price reductions in a number of categories combined to improve operating margin and drive growth of 51.5% in retail profit. To support the rapid growth of Screwfix Direct, a new 30,000 square metre automated fulfilment centre in Stoke on Trent is currently under construction and due to become operational during the first half of next year.

FRANCE

Retail sales £m	**H1 2003**	**H1 2002**	**% Change (Reported)**	**% Change (Constant)**	**% LFL change**
Castorama	793.6	697.4	13.8	2.7	2.0
Brico Dépôt	380.2	259.4	46.6	32.3	14.1
Total France(2)	**1,173.8**	**956.8**	**22.7**	**10.7**	**5.3**

Retail profit £m	**H1 2003**	**H1 2002**	**% Change (Reported)**	**% Change (Constant)**
Castorama(1)	63.0	47.8	31.8	18.9
Brico Dépôt	32.9	18.2	80.8	63.1
Total France(2)	**95.9**	**66.0**	**45.3**	**31.1**

(1) Costs of the French corporate head office in Lille have been reallocated to Other operating costs in both years – H 2003 £3.5 million (H1 2002: £7.3 million). Also restated to include e-commerce costs in both years.
(2) Excludes Dubois Matériaux
(3) H1 2003 £1 = Euro 1.443, H1 2002 £1 = Euro 1.600

Castorama France increased local currency sales by 2.7%, up 2.0% LFL, and retail profit by 18.9%. Strong sales were seen in gardening, building products, and bathrooms, supported by range review activity and, within the building category, by a new competitive pricing policy. Decorative ranges performed less strongly ahead of major review. The short-term merchandising initiatives introduced at the end of last year, principally promotional product at the end of aisles and near the tills, are estimated to have added over 1% to sales during the first half.

Gross margin contracted slightly during the half, driven by a deliberate drive to sharpen the pricing proposition and also by the stronger performance of lower margin gardening and building products. The pricing and mix effect was partially offset by Cost Price Reduction benefits of £8.4 million. Operating margin improved by 1.1% points, with cost savings across many lines and improved store staff productivity, the latter driven by a new store staff scheduling programme.

The revitalisation programme gathered pace in the first half under the leadership of Philippe Tible,

who joined in February. The senior management team has been strengthened, particularly in the key areas of buying and store operations, with a number of senior external appointments.

This new team has been focusing on four key revitalisation drivers – price, range, merchandising and cost reduction. Significant progress has been made on cost reduction, with CPR now fully embedded in Castorama France. Whilst improving the ranges will be a longer term process, first steps have been successful with new ranges of bathroom accessories, showers and tiles introduced. Substantially improved lighting and heating ranges are under trial. Three new stores were opened in August and early September with significantly improved pricing, ranging and merchandising. Results to date have been encouraging with record opening sales.

Brico Dépôt continued to grow strongly building on the exceptional growth seen in the first quarter. Total local currency sales grew by 32.3%, driven in particular by strong sales of building materials, kitchens and wooden flooring.

During the first half, the CPR programme was successfully introduced at Brico Dépôt. Overall operating margins increased by 1.6%, mostly driven by in store productivity initiatives and scale efficiencies, helping to drive retail profit ahead by 63.1%.

Two new stores opened during the half, an additional 10,355 square metres, and a further three new store openings and one relocation are scheduled in the second half.

INTERNATIONAL

Retail sales £m	H1 2003	H1 2002	% Change (Reported)	% Change (Constant)	% LFL Change
Poland	133.9	109.3	22.5	27.4	9.1
Italy	83.6	60.3	38.6	25.2	13.6
China	49.7	28.5	74.4	94.0	12.6
Taiwan (1)	n/a	n/a	n/a	n/a	n/a
Other Int'l (2)	n/a	n/a	n/a	n/a	n/a
Total International	**267.2**	**198.1**	**34.9**	**36.3**	**11.1**

Retail profit £m	H1 2003	H1 2002	% Change (Reported)	% Change (Constant)
Poland	17.4	12.8	35.9	41.4
Italy	6.1	4.3	41.9	28.0
China	(2.6)	(3.2)	18.8	9.5
Taiwan (1)	2.3	2.4	(4.2)	6.8
Other Int'l (2)	1.8	(1.7)	n/a	n/a
Total International	**25.0**	**14.6**	**71.2**	**67.4**

(1) Joint venture
(2) Includes Hornbach, Koctas, B&Q Korea and Brico Dépôt Spain

Castorama Poland had a very strong first half with total local currency sales growing by 27.4% (9.1% LFL) and retail profit by 41.4%. Following exceptionally cold weather in the first quarter, the second quarter saw a complete recovery with good weather encouraging the purchase of seasonal sales delayed from earlier in the year. All categories performed well, particularly building and power tools. Operating margins benefited from lower pre-opening costs and other cost savings.

One new store opened during the first half and a further two new store openings are scheduled in the second half.

Castorama Italy also performed strongly, with local currency sales ahead by 25.1% (13.5% LFL) and retail profit up by 28.0%. Consistent with the pattern seen across Europe, garden and building materials did well during the period. Castorama Italy also benefited from a '15th Anniversary' promotional period and the introduction of new ranges, including an extension of the Group's own brand Performance Power range.

Operating margins improved during the half, driven primarily by economies of scale and improved in-store productivity. One new store opened during the first half and a further three store openings are scheduled in the second half.

After an excellent start to the financial year, **B&Q China** experienced slower sales during the second quarter, with trading impacted by the SARS outbreak which dented consumer confidence and delayed major home improvement projects, a key part of the Chinese business. Local currency sales were ahead 94.1% (LFL 12.7%) with losses falling by 9.5%.

Three new stores were opened during the half, an additional 36,900 square metres. By the end of the year B&Q expects to have 15 stores trading in China.
The impact of SARS on **B&Q Taiwan** was much more acute with both staff and customers forced to wear masks during the outbreak and customers' temperatures taken on entry to the store.

Although sales suffered, local currency operating profit held up, benefiting from the non-recurrence of pre-opening costs incurred last year.

The improvement in retail profit in Other International from a loss of £1.7 million to a profit of £1.8 million was principally due to a strong performance from Hornbach in which Kingfisher now has a 21% economic interest. This was partially offset by the initial start-up costs of Brico Dépôt in Spain and B&Q in Korea, where the first stores will open in October 2003 and summer 2004 respectively.

PROPERTY

Property profit of £17.8 million on the Group's remaining UK out-of-town home improvement properties is 38% down reflecting the sale for £695m of a portfolio of UK retail parks at the end of last year. The Group now has freehold net assets of £1.6 billion of which £0.6 billion is in the UK and £0.7 billion is in France, with the balance across Poland, Italy and Asia.

OTHER OPERATING COSTS

Operating costs have been restated to include the costs of the Lille corporate office, previously charged against France retail profits. Total costs fell during the first half by 19.2% to £21.9 million reflecting £4 million savings following completion of the integration of the London and Lille corporate teams.

Immediately following the demerger of Kesa Electricals plc a further reorganisation of the corporate centre took place, reflecting the simplified nature of the Group that is now a single sector business focusing primarily on organic growth. As a result of this reorganisation, around one third of the corporate centre team will leave at the end of September. Ongoing savings are expected to be approximately £4 million for the second half with annual savings of around £14 million expected for next year. An operating exceptional charge of £10 million has been taken in the first half to reflect the associated reorganisation costs.

DISCONTINUED OPERATIONS

The Group's results for the six months to 2 August 2003 include the operating results of Kesa Electricals' businesses for the 22 weeks prior to their demerger. In this period the businesses generated sales of £1.3 billion and retail profits of £38.9 million.

The comparative results for the six months to 3 August 2002 also include the results of ProMarkt, the Group's electrical business in Germany that was sold at the end of last year.

The results for discontinued operations also include exceptional charges relating to costs incurred as a result of the demerger, which are summarised below.

EXCEPTIONAL CHARGES

The following exceptional charges arose in the 6 month period.

	Continuing Operations £m	Total Group £m
Demerger of Kesa Electricals	2	234
Sale of Dubois Matériaux and NOMI	52	52
Corporate centre re-organisation	10	10
Withdrawal from Brazil and Belgium	6	6
Investment in World Wide Retail Exchange	6	6
Tax relief	(2)	(28)
Total	**74**	**280**

WITHDRAWAL FROM NON-CORE BUSINESSES

Since the start of the year, Kingfisher has progressed the disposal of the following businesses:

- Réno Dépôt, completed 10 September 2003 for £170 million
- Dubois Matériaux, sale announced 11 July 2003 subject to final completion, for £68 million
- NOMI, sale announced,15 September 2003 subject to regulatory approval , for £7 million

The closure of the Castorama stores in Germany and the sale of the final store in Belgium have been completed and steps are in place to withdraw from the three stores in Brazil.

The operating results of these businesses for the 6 months to 2 August 2003 have been included within the results for Continuing Operations as "businesses to be exited". A charge for the expected net loss on disposal of all of these non-core operations amounting to £58 million has been included within non-operating exceptional items in the period (in addition to the £35 million provision made last year for the closure of Castorama Germany).

KINGFISHER DATA BY COUNTRY AS AT 2 AUGUST 2003

Home Improvement	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
B&Q	324	2,077	26,636
Screwfix Direct	n/a	n/a	1,538

Total UK	**324**	**2,077**	**28,174**
Castorama	105	961	13,944
Brico Dépôt	57	267	3,306
Total France	**162**	**1,228**	**17,250**
Poland	17	163	3,613
Italy	15	89	1,550
China	11	126	2,954
Taiwan	15	63	1,409
Other International	5	22	414
Total International	**63**	**463**	**9,940**
Core Home Improvement	**549**	**3,768**	**55,364**
Businesses to be exited	63	405	6,270
Total	**612**	**4,173**	**61,634**

SECOND QUARTER

	Retail sales £m		**Total change %**	**% LFL**	**Retail profit £m**		**Total change %**
	Q2 2003	**Q2 2002**			**Q2 2003**	**Q2 2002**	
B&Q (1)	1,041.1	949.9	9.6	3.7	109.8	96.7	13.5
Screwfix Direct	52.1	44.8	16.3	16.3	4.6	3.7	24.3
Total UK	**1,093.2**	**994.7**	**9.9**	**4.3**	**114.4**	**100.4**	**13.9**
Castorama (2)	427.4	379.3	12.7	1.9	35.1	27.1	29.5
Brico Dépôt	197.6	143.6	37.6	11.1	18.3	11.0	66.4
Total France (3)	**625.0**	**522.9**	**19.5**	**4.4**	**53.4**	**38.1**	**40.2**
Poland	79.2	62.5	26.7	14.9	11.1	7.6	46.1
Italy	46.6	33.5	39.1	13.7	3.3	2.3	43.5
China	29.4	19.2	53.1	8.9	(0.5)	(1.5)	66.7
Taiwan (4)	n/a	n/a	n/a	n/a	0.9	0.6	50.0
Other Int'l (5)	n/a	n/a	n/a	n/a	5.0	0.3	-
Total International	**155.2**	**115.2**	**34.7**	**13.7**	**19.8**	**9.3**	**112.9**

(1) Include e-commerce profits/(losses) in both years

(2) Costs of the French corporate head office in Lille have been reallocated to Other operating costs in both years – Q2 20 £1.4 million (Q2 2002: £3.3 million). Also restated to include e-commerce costs in both years.

(3) Excludes Dubois Matériaux

(4) Joint venture

(5) Includes Hornbach, Koctas, B&Q Korea and Brico Dépôt Spain

KINGFISHER PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

For the half year ended 2 August 2003

		Half year ended 2 August 2003			Half year ended 3 August 2002		
£ millions	Notes	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Turnover including share of joint		4,012.1	1,319.5	5,331.6	3,520.5	1,671.2	5,191.7

ventures							
Less: share of joint ventures' turnover		(59.6)	(8.2)	(67.8)	(62.9)	(7.1)	(70.0)
Group turnover	1	3,952.5	1,311.3	5,263.8	3,457.6	1,664.1	5,121.7
Group operating profit		306.1	28.7	334.8	247.8	29.0	276.8
Share of operating profit/(loss) in:							
Joint ventures		3.8	2.3	6.1	(0.9)	2.7	1.8
Associates		7.4	2.2	9.6	2.9	2.3	5.2
Total operating profit including share of joint ventures and associates		317.3	33.2	350.5	249.8	34.0	283.8
Analysed as: *							
Home Improvement		335.3	-	335.3	258.6	-	258.6
Electrical and Furniture		-	38.9	38.9	-	36.2	36.2
Property		17.8	-	17.8	28.6	-	28.6
Other operating costs		(21.9)	-	(21.9)	(27.1)	-	(27.1)
Exceptional items - operating	2	(11.6)	(3.5)	(15.1)	(7.2)	-	(7.2)
Acquisition goodwill amortisation		(2.3)	(2.2)	(4.5)	(3.1)	(2.2)	(5.3)
Total operating profit including share of joint ventures and associates		317.3	33.2	350.5	249.8		

Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Circ re. Interim Dividend
Released	09:49 8 Oct 2003
Number	6487Q

RNS Number:6487Q
Kingfisher PLC
08 October 2003

Kingfisher plc

Doc Re Scrip Dividend Alternative of New Shares (valued at 267.40p per share) in respect of the Interim Dividend for the financial year ending 31 January 2004.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given)

END

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Market Act 2000.

If you have sold or transferred some or all of your ordinary shares in Kingfisher plc prior to 24th September 2003 (the ex-dividend date) but those shares are included in the number shown in Box 1, or if you have purchased any shares before 26th September 2003 (the record date) and these are not included on the enclosed form, you should consult your stockbroker or agent without delay.

KINGFISHER

SCRIP DIVIDEND ALTERNATIVE OF NEW SHARES (VALUED AT 267.40p PER SHARE)

IN RESPECT OF

THE INTERIM DIVIDEND

FOR THE FINANCIAL YEAR ENDING 31st JANUARY 2004

If you are not currently participating in the Scrip Dividend Mandate Plan and you wish to receive the 2004 Interim dividend IN CASH on the whole of your holding of ordinary shares you should take no action.

If you are currently participating in the Scrip Dividend Mandate Plan and you wish to receive the interim dividend IN CASH on the whole or part of your holding of ordinary shares you should REVOKE your Scrip Dividend Mandate by writing to the Company's Registrar, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.

If you hold fewer than 77 ordinary shares you will not be able to participate in the Scrip Dividend Mandate Plan and this letter is for your information only.

KINGFISHER

7th October 2003

Francis Mackay
Chairman

Dear Shareholder

SCRIP DIVIDEND ALTERNATIVE

On 17th September 2003 an interim dividend for the year ending 31st January 2004 of 3.5 pence per ordinary share was proposed by the Directors and is due for payment on 14th November 2003. Shareholders with 77 or more ordinary shares registered in their names at close of business on 26th September 2003 have the opportunity to elect to receive this dividend in the form of new fully paid ordinary shares ("New Shares") instead of cash, or a combination of New Shares and cash.

Based on the offer price of 267.40p for each New Share you may elect to receive one New Share for every 267.40p of dividend to which you would otherwise have been entitled. The figure of 267.40p is the average middle-market price for Kingfisher plc ordinary shares as derived from the Daily Official List of the London Stock Exchange plc over the five day period commencing on 24th September 2003 (the date on which the ordinary shares were first quoted ex-dividend).

The scrip dividend alternative enables shareholders who wish to receive New Shares instead of cash to increase their shareholding without incurring dealing expenses and stamp duty. There are also funding and cash flow benefits for the Company.

If you have not previously completed a Scrip Dividend Mandate Form (a "Mandate") you will find enclosed with this letter a *Form of Election*. If you wish to receive New Shares instead of the interim dividend in cash on some or all of your holding, please complete this form and return it to the Company's Registrar at the address given on page 3 by 3.00 p.m. on 29th October 2003. If you wish to receive the whole of your dividend in cash, no action is needed.

If you have previously completed a Mandate you will find enclosed with this letter a *Notice of Entitlement* showing the number of New Shares you will receive in respect of the interim dividend. You will receive the interim dividend in New Shares unless you revoke your Mandate by writing to the Company's Registrar at the address given on page 3 to arrive by 3.00 p.m. on 29th October 2003.

If, having read this letter and the accompanying notes, you are in doubt as to whether or not you should elect for New Shares instead of cash you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Yours sincerely

Francis Mackay
Chairman

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001
Registered Office at above address. Registered in England Number 1664812
website: www.kingfisher.com

TERMS AND EXPLANATORY NOTES

1. Terms of election

Shareholders with 77 or more ordinary shares of 15$\frac{5}{7}$ pence each ("Shares") in Kingfisher plc (the "Company") registered in their names at the close of business on 26th September 2003 (the "Record Date") may elect to receive new fully paid ordinary shares of 15$\frac{5}{7}$ pence each ("New Shares") instead of the interim dividend in cash for the year ending 31st January 2004 of 3.5 pence per Share.

The issue of New Shares is conditional upon the New Shares being admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on or before 14th November 2003.

This election may be exercised by shareholders in respect of all or part of their holding of Shares. No shareholder may receive a fraction of one New Share. Where a shareholder makes an election in respect of his or her entire shareholding, any entitlement to less than the price of one New Share will be placed in a trust account with Computershare Investor Services PLC and held for the benefit of the shareholder. The amount will be carried forward (without interest) until that entitlement, together with similar entitlements arising in relation to any subsequent scrip dividend offer, is sufficient in value for at least one New Share. The New Share will then be issued to the shareholder at the same time, at the same price and on the same basis as other New Shares allotted under the subsequent offer, and any residual fractional entitlements will be similarly carried forward.

The Company will pay such cash entitlements to a shareholder (without interest):

(i) on the disposal of a shareholder's entire holding;

(ii) on the cancellation of a Mandate as described in Section 13;

(iii) on the death of a sole shareholder; or

(iv) if a shareholder makes an election in respect of less than the whole shareholding in relation to any dividend, in which event any fractional entitlement brought forward will be paid together with the cash element of the dividend.

An election will become automatically void and shareholders will receive the cash dividend in the usual way if, on 29th October 2003 (the final date for receipt of Forms), the middle market quotation for the Company's Shares as derived from the Official List is 227.29p or less, being 15% or more below the price on which the entitlement to New Shares has been calculated. If the Share price falls after that date, shareholders' elections will remain in force.

2. Basis of entitlement

Your entitlement has been based on the average of the middle market quotations for the Company's Shares for the five business days commencing on 24th September 2003 (the ex-dividend date) as derived from the Official List. This average market value has been certified by the Company's stockbrokers, UBS Limited, at 267.40p per Share (the "Share Price").

The formula used for calculating the maximum entitlement shown on the enclosed form is as follows:

Number of Shares held at Record Date x the interim cash dividend
+ Cash balance brought forward from previous dividend (if any)
= "Maximum dividend available" for Share election.

$$\frac{\text{Maximum dividend available}}{\text{Share price}} = \text{Number of New Shares (rounded down to the nearest whole number)}$$

An election may not be made in respect of a holding of fewer than 77 Shares as this is the minimum number of Shares required to give an entitlement to one New Share. If such an election is made, it will not be valid and the dividend will be paid in cash in the usual way.

ENCLOSURES WITH THIS LETTER

3. **A. You have received a Form of Election (no Mandate in place)**
How to make the election

(i) To receive your maximum entitlement to New Shares, sign, date and post the enclosed form in the envelope provided to be received by the Company's Registrars by 3.00 p.m. on 29th October 2003.

(ii) To receive your dividend as a combination of New Shares and cash – insert in Box 5 of the enclosed form the number of existing Shares over which you wish to exercise the right to receive New Shares instead of the cash dividend and sign, date and post the form. If you leave Box 5 of the form blank or specify a greater number of Shares than shown in Box 1 your election will be deemed to be in respect of all of the Shares shown in Box 1.

(iii) To receive your full dividend in cash in the usual way – take no action.

B. You have received a Notice of Entitlement (Mandate in place)

(i) To receive your maximum entitlement to New Shares in the usual way – take no action.

(ii) To receive your full dividend in cash you need to write to the Company's Registrar revoking your Mandate, making sure that your letter reaches the Registrar's offices no later than 3.00 p.m. on 29th October 2003. The Registrar's address is:

Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.

4. **More than one form received**

If for any reason your Shares are registered in more than one account and you receive more than one set of papers:

(i) if you have received more than one *Notice of Entitlement* and you want to cancel your Mandate, your letter to the Company's Registrars must give details of all of the accounts which are registered to you.

(ii) you will need to complete each *Form of Entitlement.* If you wish to consolidate your holdings of Shares before the next dividend is declared, you should contact the Company's Registrar.

5. **Shareholders outside the United Kingdom**

No person who receives this document or form in any other country or jurisdiction outside the United Kingdom may treat it as offering a right to elect to receive New Shares unless the offer could lawfully be made to that person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities.

It is the responsibility of any person electing to receive New Shares, either in respect of this invitation or by way of Mandate, to ensure compliance with the laws of any relevant jurisdiction including the obtaining of any governmental or other consents and compliance with all other formalities. This responsibility is on-going once a Mandate is in force.

The scrip dividend alternative is available to persons resident in the United States of America; provided, however, that residents of the states of California and Georgia electing the scrip dividend alternative must confirm (and by electing the scrip dividend alternative will be deemed to have confirmed) that they are institutional investors eligible to make the election under the relevant state's securities law. Shareholders are advised that the New Shares have not and are not being registered under the United States Securities Act of 1933, as amended, and that the United States Securities and Exchange Commission or any United States state securities commission has not approved or disapproved the New Shares passed upon or the accuracy of this document.

6. **Stock Exchange listing**

Application will be made to the UK Listing Authority and the London Stock Exchange for all New Shares allotted by the Company to be admitted to the Official List and admitted to trading on the London Stock Exchange. The scrip dividend alternative is conditional upon admission. The New Shares will on issue rank equally in all respect with the existing shares and will rank in all future dividends.

The Company expects to post definitive share certificates for the New Shares to Shareholders who hold their Shares in certificated form at the allotment date on 13th November 2003.

Dealings in the New Shares are expected to commence on 14th November 2003. In the unlikely event that the UK Listing Authority does not agree before 14th November 2003 to admit the New Shares to the Official List, the full cash dividend will be paid as soon as is practicable.

Shareholders who hold any of their Shares in uncertificated form at the relevant allotment date and who elect to receive the scrip dividend alternative will be allotted and issued their New Shares as uncertificated at the dividend payment date and the Company will procure that the relevant stock accounts in CREST are credited with the appropriate entitlement to New Shares. If the Company is unable to do this under the provisions of the Uncertificated Securities Regulations 1995 or the facilities and requirements of CREST, these New Shares shall be issued as certificated shares and share certificates will be posted to holders.

7. Timetable of events

24th September	Ex-dividend date
26th September	Record date for interim dividend
7th October	Posting of scrip dividend circular and Forms of Election
29th October	Final date for receipt of Forms of Election
13th November	Date for posting of certificates for New Shares
14th November	Date for payment of interim dividend, crediting stock accounts in CREST, and first day of dealing in New Shares

8. Personal entitlement statement

A statement will be sent with each Share Certificate showing:

(i) the total number of Shares you held at the close of business on the Record Date;

(ii) the total dividend payable;

(iii) any fractional entitlement carried over from the previous dividend;

(iv) the total available to purchase New Shares;

(v) the number of New Shares issued to you;

(vi) the fractional balance carried forward or paid in cash if you elected to receive a combination of New Shares and cash;

(vii) the cash equivalent of the New Shares issued; and

(viii) the lower rate tax you have effectively paid on the New Shares.

In respect of CREST participants who elect to receive New Shares, a separate notional tax voucher will be sent to them.

9. Taxation

The taxation consequences for a shareholder who chooses to receive New Shares instead of the full cash dividend in respect of all or part of his/her holding will depend on the individual circumstances of that shareholder.

The following summary of the tax position is not exhaustive. The decision whether to elect or not and the tax and other effects of so doing are the sole responsibility of each shareholder. If you are not sure how you will be affected you should consult your professional adviser.

9.1 United Kingdom resident shareholders

The Directors have been advised that under current UK legislation and Inland Revenue practice, the taxation consequences for UK resident shareholders who hold their Shares as an investment and who choose to take New Shares will be broadly as outlined below.

(i) INDIVIDUAL SHAREHOLDERS

Individual shareholders choosing to take New Shares instead of the cash dividend will be treated as having received gross income of an amount which, when reduced by income tax at the Schedule F ordinary rate (currently 10%), is generally equal to the amount of the cash dividend which they would have received had they not elected to take the New Shares (the "cash equivalent") and as having paid income tax at the Schedule F ordinary rate on that deemed gross income (but see further below). For example, if an individual elects to receive New Shares in lieu of a cash dividend of £90, he or she will be treated as having received a gross income of £100 and as having paid income tax of £10 on that grossed up amount.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, pay income tax at the basic or starting rate only will not be liable to further income tax when they receive their New Shares.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, are subject to higher rate income tax (currently 40%) and who choose to take New Shares will be liable to income tax on the gross dividend at the Schedule F upper rate (32.5%) on the basis that they have received gross income calculated (as shown above) by reference to the cash equivalent on which they are treated as having paid income tax at the Schedule F ordinary rate. Therefore where a shareholder's effective rate of tax on the dividend entitlement is 32.5% there will be a liability under the above example to pay £22.50 additional tax.

The Inland Revenue may substitute as the cash equivalent the market value of the New Shares on the first day of dealing on the London Stock Exchange if the amount of the cash dividend foregone differs substantially from that value. Under current Inland Revenue practice a substantial difference is 15% above or below the certified market value of the New Shares. Should the market value of the New Shares be substantially different from the amount of the cash equivalent, you will be sent a notice setting out the relevant market value.

For UK capital gains tax purposes, New Shares received by an individual who chooses to receive New Shares instead of the cash dividend will be treated as a separate holding acquired for the cash equivalent.

(ii) TRUSTEES

Trustees who are liable to income tax on dividend income at the Schedule F trust rate and who choose to receive New Shares will be treated as having received gross income equal to an amount which when reduced by income tax at the Schedule F ordinary rate (currently 10%) is equal to the cash equivalent of the New Shares. For capital gains tax purposes the position is generally much the same as for individuals as outlined above. Other trustees are recommended to seek professional advice on the tax position.

(iii) COMPANIES

A corporate shareholder resident in the United Kingdom will not be charged to corporation tax on the receipt of the New Shares. For the purposes of corporation tax on chargeable gains, no consideration will be treated as having been given for the New Shares by the corporate shareholder.

(iv) CHARITY AND PENSION FUNDS

A charity or pension fund electing to receive New Shares will not be entitled to a tax credit in relation to such Shares and no tax repayment can be claimed.

(v) COMPARISON WITH CASH DIVIDENDS

A cash dividend carries a tax credit of 1/9th of the amount of the dividend. A scrip dividend does not generally carry such a tax credit. However, in the case of individuals and trustees, a scrip dividend is taxed in such a way as will, in general terms, give rise to the same liability to tax for the recipient.

9.2 French resident shareholders

(i) INDIVIDUAL SHAREHOLDERS

Individual shareholders electing to receive New Shares through the Scrip Dividend Mandate Plan will not be granted any UK tax credit and will not be liable to any withholding tax in UK.

This dividend will be subject to French income tax which maximum rate for the year 2003 should be 48.09 per cent. Scrip dividends will also be liable to the French general social security contribution (*contribution sociale généralisée*) (***CSG***) at the rate of 7.5 per cent, and to the social debt repayment contribution (*contribution au remboursement de la dette sociale*) (***CRDS***) at the rate of 0.5 per cent. However, distribution of such dividends will normally be exempt, at the time of their receipt, from French income tax, CSG and CRDS provided that the shares of the Company are held through a private investment fund (*plan d'épargne en actions*).

(ii) COMPANIES HOLDING LESS THAN 10% OF THE VOTING RIGHTS OF THE COMPANY

Companies holding less than 10% of the voting rights of the Company electing to receive New Shares will not be granted any UK tax credit, and will not be liable to any UK withholding tax.

Scrip dividends received by companies which fulfil the conditions to benefit from the parent company dividend exemption (e.g. companies holding generally more than 5% of the share capital of the Company) will not be liable to corporation tax. However, a fraction equal to 5% of dividends received will normally have to be added-back to the companies' taxable income.

Companies which do not fulfil the requirements of the French parent company regime will be charged to French corporation tax, which maximum rate for the year 2003 is 35.43 per cent.

French shareholders should review their personal circumstances with their professional adviser.

9.3 United States shareholders

For United States federal income tax purposes, a U.S. shareholder electing to receive New Shares through the Scrip Dividend Mandate Plan will recognise dividend income in an amount equal to the fair market value of the New Shares on the date of distribution. The dividend amount generally will be ordinary income from sources outside the United States. The dividend, like a cash dividend from the Company, will not be eligible for the dividends received deduction allowable to corporate shareholders. A U.S. shareholder will not be entitled to any repayment of U.K. tax credit nor will any U.K. withholding tax be deducted. For the purposes of this paragraph, a "U.S. shareholder" means (i) a U.S. citizen or resident, (ii) a corporation, partnership or other entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court and (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. ***U.S. shareholders are urged to consult their tax advisors regarding the tax consequences of making an election to receive New Shares.***

10. General

As at 1st October 2003 (being the latest practicable date before the printing of this circular) there were 2,317.0 million Shares in issue. If none of the New Shares being offered were to be taken up a total cash dividend of approximately £81.1 million would be paid. If all shareholders elected to receive New Shares in respect of their holdings, approximately 30.3 million New Shares would be issued representing 1.31% of the Company's current issued share capital.

11. Scrip Dividend Mandate Plan

The Scrip Dividend Mandate Plan ("the Plan") is for the convenience of those shareholders who would like to take New Shares instead of cash each time a scrip dividend alternative is offered. The authority conferred on the directors to offer a scrip alternative is due to expire at the conclusion of the annual general meeting to be held in 2004. Shareholders will be given the opportunity to review their scrip dividend election choice each time there is an offer of a scrip dividend alternative.

12. Fractional Entitlements

Where a shareholder has elected to receive New Shares, any fractional entitlement of less than the value of one New Share will be carried forward (without interest) together with other similar entitlements arising subsequently, until the amount is enough to pay for the allotment of at least one whole New Share to the shareholder. The New Share will then be allotted to the shareholder at the next scrip dividend offer, at the relevant price for New Shares. Where a participating shareholder has holdings registered in more than one account, the fractional entitlements will be calculated in respect of each such holding.

13. Change in Circumstances

If a shareholder dies or sells or transfers all of his or her Shares to another person, participation in the Plan will automatically be cancelled. On cancellation the shareholder will be paid cash (without interest) in respect of any fractional entitlements outstanding at the time of cancellation.

14. Modification/Termination of the Plan

The Plan may be modified or terminated at any time by the Company giving at least one month's notice to participating shareholders. The implementation of the Plan for future dividends will be subject always to the Directors' decision to offer a scrip dividend alternative and to any conditions attached to any such offer.

15. Further copies of Documentation

Further copies of any of the scrip dividend documents may be obtained up to and including 29th October 2003 from the Company's Registrar:

Computershare Investor Services PLC,
PO Box 82,
The Pavilions,
Bridgwater Road,
Bristol, BS99 7NH
(telephone 0870 702 0129)

RF61160

Printed by Royle Financial Print

PRICING SUPPLEMENT

14th October, 2003

KINGFISHER PLC

Issue of £250,000,000 5.625 per cent. Notes due 15th December, 2014
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6th August, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Series Number:	39
	(ii)	Tranche Number:	01
2.	Specified Currency or Currencies:		U.K. Sterling ("£")
3.	Aggregate Nominal Amount:		
	(i)	Tranche:	Not Applicable
	(ii)	Series:	£250,000,000
4.	(i)	Issue Price of Tranche:	99.306 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	£247,265,000
5.	Specified Denominations:		£1,000; £10,000; and £100,000
6.	(i)	Issue Date and Interest Commencement Date:	21st October, 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
7.	Maturity Date:		15th December, 2014
8.	Interest Basis:		5.625 per cent. Fixed Rate
9.	Redemption/Payment Basis:		Redemption at par
10.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
11.	Put/Call Options:		Not Applicable

12.	Listing:	London	
13.	Method of distribution:	Syndicated	

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable	
	(i)	Rate(s) of Interest:	5.625 per cent. per annum payable annually in arrear	
	(ii)	Interest Payment Date(s):	15th December in each year up to and including the Maturity Date, commencing 15th December, 2003	
	(iii)	Fixed Coupon Amount(s):	(i)	£56.25 per £1,000 in nominal amount
			(ii)	£562.50 per £10,000 in nominal amount; and
			(iii)	£5,6250.00 per £100,000 in nominal amount
	(iv)	Broken Amount(s):	(i)	£8.48 per £1,000 in nominal amount
			(ii)	£84.80 per £10,000 in nominal amount; and
			(iii)	£848.00 per £100,000 in nominal amount
	(v)	Day Count Fraction:	Actual/Actual-ISMA	
	(vi)	Determination Date(s):	15th December in each year	
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None	
15.	**Floating Rate Note Provisions**		Not Applicable	
16.	**Zero Coupon Note Provisions**		Not Applicable	
17.	**Index Linked Interest Note Provisions**		Not Applicable	
18.	**Dual Currency Note Provisions**		Not Applicable	

PROVISIONS RELATING TO REDEMPTION

19.	Issuer Call	Not Applicable
20.	Investor Put	Not Applicable
21.	Final Redemption Amount	Par

22.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)).	As per Condition 6(e)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.
24.	Additional Business Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
25.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
26.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
27.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
28.	Redenomination applicable:	Redenomination not applicable
29.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

30.	(i) If syndicated, names of Managers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc UBS Limited Crédit Agricole Indosuez Danske Bank A/S WestLB AG

	(ii) Stabilising Manager (if any):	HSBC Bank plc Barclays Bank PLC and Deutsche Bank AG London as Stabilising Agents
31.	If non-syndicated, name of relevant Dealer:	Not Applicable
32.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
33.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

34.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
35.	Delivery:	Delivery against payment
36.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0178322474
Common Code:	017832247

LISTING

This Pricing Supplement comprises the details required for the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Kingfisher plc to be admitted to the Official List of the UK Listing Authority and the admission of such Notes to trading on the London Stock Exchange's market for listed securities.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

PRICING SUPPLEMENT

14th October, 2003

KINGFISHER PLC

Issue of Euro 500,000,000 4.50 per cent. Notes due 21st October, 2010
under the Euro 2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6th August, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Series Number:	38
	(ii)	Tranche Number:	01
2.	Specified Currency or Currencies:		Euro
3.	Aggregate Nominal Amount:		
	(i)	Tranche:	Not Applicable
	(ii)	Series:	Euro 500,000,000
4.	(i)	Issue Price of Tranche:	99.559 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	Euro 496,045,000
5.	Specified Denominations:		Euro 1,000; Euro 10,000; and Euro 100,000
6.	(i)	Issue Date and Interest Commencement Date:	21st October, 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
7.	Maturity Date:		21st October, 2010
8.	Interest Basis:		4.50 per cent. Fixed Rate
9.	Redemption/Payment Basis:		Redemption at par
10.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable

11.	Put/Call Options:	Not Applicable
12.	Listing:	London
13.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21st October in each year up to and including the Maturity Date, commencing on 21st October, 2004
	(iii)	Fixed Coupon Amount(s):	(i) Euro 45.00 per Euro 1,000 in nominal amount (ii) Euro 450.00 per Euro 10,000 in nominal amount; and (iii) Euro 4,500.00 per Euro 100,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual-ISMA
	(vi)	Determination Date(s):	21st October in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
15.	**Floating Rate Note Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable
17.	**Index Linked Interest Note Provisions**		Not Applicable
18.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

19.	Issuer Call	Not Applicable
20.	Investor Put	Not Applicable
21.	Final Redemption Amount	Par

22.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)).	As per Condition 6(e)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.
24.	Additional Business Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
25.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
26.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
27.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
28.	Redenomination applicable:	Redenomination not applicable
29.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

30.	(i) If syndicated, names of Managers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc UBS Limited

		Crédit Agricole Indosuez Danske Bank A/S WestLB AG
	(ii) Stabilising Manager (if any):	HSBC Bank plc Barclays Bank PLC and Deutsche Bank AG London as Stabilising Agents
31.	If non-syndicated, name of relevant Dealer:	Not Applicable
32.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
33.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

34.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
35.	Delivery:	Delivery against payment
36.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0178322128
Common Code:	017832212

LISTING

This Pricing Supplement comprises the details required for the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Kingfisher plc to be admitted to the Official List of the UK Listing Authority and the admission of such Notes to trading on the London Stock Exchange's market for listed securities.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Company	Kingfisher PLC
TIDM	KGF
Headline	Doc re. Pricing Supplement
Released	16:51 20 Oct 2003
Number	1036R

Pricing Supplement

Issuer:	Kingfisher plc
Series Number	39
Description:	£ 250,000,000
Currency/ Principal Amount:	GBP
Issue Price:	99.306 per cent
Specified Denomination	£1,000, £10,000 and £100,000
Issue Date:	21 October 2003
Maturity Date:	15 December 2014
ISIN:	XS0178322474

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Company website

Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Update - Dubois Materiaux
Released	14:07 31 Oct 2003
Number	5511R

RNS Number:5511R
Kingfisher PLC
31 October 2003

Update on sale of non-core French specialist builders merchant subsidiary, Dubois Materiaux

Further to its press release issued on 11 July 2003, Kingfisher plc announces that the French competition authority approval has now been given for the sale of its non-core French builders' merchant, Dubois Materiaux, to Point.P, part of Saint-Gobain Building Distribution. The sale has been completed today.

The final consideration is approximately €90 million.

END

Company	Kingfisher PLC
TIDM	KGF
Headline	Notice of Results
Released	09:00 4 Nov 2003
Number	6351R

PRESS RELEASE

4th November 2003

Kingfisher plc to announce summary third quarter sales on 11th November 2003 ahead of an upcoming investor event.

Kingfisher plc, Europe's leading home improvement retailer, today announces that it will provide a brief sales update on 11 November 2003, ahead of planned store visits for analysts and investors taking place on 13 and 14 November 2003.

Total sales and like for like sales growth figures covering the 13 weeks to 1 November 2003 will be provided for the Group, along with a breakdown between the UK, France and International divisions.

No further trading details on the third quarter, or on current trading will be disclosed during the event.

In accordance with the Group's normal quarterly reporting programme Kingfisher will provide a full third quarter sales and retail profit update on 10 December 2003 and host an analyst conference call.

Enquiries

Ian Harding Director of Communications	0207 644 1029
Nigel Cope Head of External Communications	0207 644 1030
Loraine Woodhouse Head of Investor Relations	0207 644 1032

Company profile

Kingfisher is Europe's largest home improvement retailer with market leading businesses in the UK, France, Poland, China and Taiwan. The group operates nearly 550 stores across seven countries in Europe and Asia. Kingfisher also has a strategic alliance with Hornbach, Germany's leading DIY warehouse retailer, which operates more than 100

stores across Germany, Austria, Netherlands, Luxembourg and the Czech Republic.

END

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Company	Kingfisher PLC
TIDM	KGF
Headline	Q3 Sales & Management Changes
Released	07:00 11 Nov 2003
Number	9085R

In advance of its forthcoming investor event, Kingfisher plc announces total third quarter sales ahead 9.2% in constant currencies, a senior management restructure and details of the event.

Kingfisher plc, Europe's leading home improvement retailer, today announces:

Trading update

Total reported sales for the continuing home improvement businesses grew 13.3% in the 13 weeks to 1 November 2003, ahead 9.2% in constant currencies and 3.6% on a like for like basis. As previously highlighted at the time of the Group's interim results, sales in the third quarter were adversely affected by the prolonged heatwave across Western Europe. Following the return to more normal conditions like for like sales growth improved in October.

In the quarter, UK total sales grew 8.2%, up 2.7% on a like for like basis. One new Warehouse store and two new mini Warehouses were opened in the quarter. Following the early success of this new format, eight Supercentres were converted into mini Warehouses.

In France, total reported sales grew 18.8%, up 7.5% on a constant currency basis. Like for like sales were ahead 4.0%. Three relocated new format Castorama stores which opened in the period are proving popular with customers and are trading ahead of expectations.

Kingfisher's International operations (Poland, Italy and China) grew consolidated sales by 28.5%, up 22.8% in constant currencies. Like for like sales were ahead 7.8%.

Gerry Murphy, Kingfisher's Chief Executive, said: "For the most part, we were able to mitigate the profit impact of the sales slowdown early in the quarter. The Board continues to expect satisfactory progress for the year as a whole."

Kingfisher will provide a more detailed review of third quarter sales and retail profit on 10 December 2003 and host an analyst conference call, in accordance with its normal quarterly reporting programme.

Senior Management Changes

Kingfisher also today announces a number of changes to its senior management team.

B&Q Management

Bill Whiting will retire from the Board in February 2005. He will step down from his current position as Chief Executive of B&Q at the end of the current financial year on 31 January 2004 to take up a part-time executive role reporting to **Gerry Murphy**, Group Chief Executive Officer, working on the development of the Group's major brands.

Bill will be succeeded as Chief Executive of B&Q by **Rob Cissell** who is promoted from his current position as B&Q's Managing Director - Commercial. Rob has extensive retail experience and has been with Kingfisher for nine years. Before moving to B&Q at the beginning of this year he was Managing Director of Comet.

Group Management

Following the successful restructuring of the Group over the last three years, **Helen Weir** has tendered her resignation as Group Finance Director to seek a more operational management role. After eight years with the Company, including three as Group Finance Director, Helen will step down from the Board at the end of this financial year. She will remain with the Group until 31 March 2004 to ensure an orderly handover to her successor.

Duncan Tatton-Brown, currently Finance Director of B&Q, will join the Board on 2 February 2004, as Group Finance Director. Duncan joined B&Q in 2001, prior to which he held senior finance positions at Virgin and the Burton Group.

George Adams, currently Group Commercial Director is promoted to the new post of Chief Executive, Commercial, in recognition of the importance of Group-level product sourcing, range optimisation and pricing strategy. George will report direct to Gerry Murphy.

Commenting on the Board changes **Sir Francis Mackay**, Chairman said; "Bill Whiting has made an enormous contribution to the Group over the last 21 years helping build B&Q from a small DIY chain to the UK's Number 1. He was a key architect of the successful Warehouse format and has exported the B&Q brand successfully to Asia. I am delighted that Bill will be staying on the Board and that he is being succeeded at B&Q by such a capable leader as Rob.

"I understand but am saddened by Helen Weir's decision to leave the Group. She has been a highly effective Finance Director and Board member and has made a great contribution, both in her time at B&Q and, particularly, over the last 3 years during the re-structuring of Kingfisher. I thank Helen on behalf of the Board and wish her well. Duncan has proved himself an outstanding Finance Director at B&Q and I look forward to his joining the Board".

He added: "It is a sign of the depth of talent in Kingfisher that we can fill these key positions from within the business."

Investor Event

Kingfisher will be hosting a two-day event for analysts and investors on 13 and 14 November 2003 comprising a series of management presentations and store visits in the UK and France.

The purpose of the event is to provide participants with a greater understanding of

Kingfisher's principal retail businesses and an opportunity to meet members of their management.

Company presentations will focus on future growth opportunities, including store development, new products and services and supply-side efficiency. The latter is targeted to deliver around £1 billion in cumulative cash savings over the next five years. It is expected that up to 75% of these savings will be invested in lower prices for customers, modernising existing stores and helping fund store expansion.

No further trading details on the third quarter, or on current trading will be disclosed during the event.

A copy of the presentations to be given at the event will be available on the Group's website, http://www.kingfisher.com/ from mid-day on both days.

Enquiries

Ian Harding Director of Communications	0207 644 1029
Nigel Cope Head of External Communications	0207 644 1030
Loraine Woodhouse Head of Investor Relations	0207 644 1032

Profiles

Kingfisher is Europe's leading home improvement retailer with leading market positions in the UK, France, Poland, Italy, China and Taiwan. Kingfisher operates nearly 550 stores in nine countries in Europe and Asia. The group also has a strategic alliance with Hornbach, Germany's leading DIY warehouse retailer, which operates more than 100 stores across Germany, Austria, Netherlands, Luxembourg, Switzerland, Sweden and the Czech Republic.

Bill Whiting, 56, joined B&Q in 1982 and held various senior positions including Marketing Director, Managing Director Warehouse and Managing Director of B&Q International. He became Chief Executive of B&Q in 2000 and was appointed to the Kingfisher Board at that time.

Helen Weir, 41, joined B&Q in 1995 and was promoted to B&Q Finance Director in 1997. She was appointed Group Finance Director in 2000 and joined the Kingfisher Board at that time. Before joining B&Q she held a senior position at McKinsey &Co,

Duncan Tatton-Brown, 38, joined B&Q in 2001. He was previously at the Virgin Group from 1998 to 2001, latterly as Group Finance Director of Virgin Entertainment. From 1987-97 he held various positions at the Burton Group.

Rob Cissell, 43, joined Kingfisher in 1994 from Argos. He has held various senior positions including Trading Director at Woolworths and Managing Director of Comet. He moved to B&Q as Managing Director - Commercial at the start of this year.

END

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Company	Kingfisher PLC
TIDM	KGF
Headline	3rd Quarter Results
Released	07:00 10 Dec 2003
Number	0708T

EMBARGOED UNTIL 0700 HOURS
Wednesday 10 December 2003

Third Quarter to 1 November 2003

Kingfisher reports third quarter retail profit ahead 21%

	2003 £m	2002 £m	Change %
Continuing operations (1) (2)			
Retail sales	1,789.7	1,579.4	13.3
Like for Like sales growth	3.6%	5.9%	n/a
Retail profit	179.1	147.6	21.3
Capital expenditure	68.3	59.8	14.2

- Reported sales up 13.3%, 9.2% in constant currencies, 3.6% LFL
- Reported retail profit up 21.3%, 17.2% in constant currencies, reflecting the impact of new ranges, general cost control and progress in all major markets
- UK & Ireland sales up 8.2% (2.7% LFL), profit up 13%
- Constant currency sales in France up 7.5% (4.0% LFL), profit up 18%
- Constant currency International sales up 23% (7.8% LFL), profit up 39%
- Group net debt more than halved year on year from £1.8 billion to £684 million

Kingfisher Chief Executive, Gerry Murphy said:

"This is a good performance in a more difficult period. The growth in Group retail profit demonstrates the benefit of our Strategic Supplier Management programme, general cost

control and the introduction of new ranges in stores."

(1) Continuing home improvement business only, excludes Dubois Matériaux, Réno Dépôt in Canada and Castorama in Belgium, which have been sold, Nomi in Poland and Castorama in Brazil which are contracted for sale and Castorama Germany, which has been closed. Also excludes Kingfisher's former Electricals businesses, including Promarkt, sold in February 2003 and Kesa Electricals plc, demerged in July 2003.

(2) Retail sectors only, excludes property, acquisition goodwill amortisation, exceptional items and other operating costs.

Kingfisher plc, Europe's leading home improvement retailer, today announced trading results for the third quarter to 1 November 2003 and an agreement to sell its last remaining non-core business, in Brazil. As previously announced, Group reported retail sales were ahead 13.3%, up 9.2% in constant currencies. On a Like for Like (LFL) basis sales grew 3.6%.

Reported retail profit grew just over 21% to £179 million and by 17.2% after adjusting for currency translation gains on restating euro denominated profits into sterling.

Despite the adverse impact of the prolonged heatwave across Western Europe in the early weeks of the quarter and the aftermath of the SARS outbreak in Asia, retail profit grew in every country.

Kingfisher continued to make progress on its five key strategic initiatives:

- Working with suppliers to deliver supply-side scale economies: Strategic Supplier Management programmes have now been established across the Group.
- Driving B&Q: New ranges, such as bedroom furniture and services performed well with three new stores opened in the period. Eight Supercentres were converted to mini-Warehouses making a total of 20 trading at the end of the quarter.
- Revitalising Castorama in France: New ranges have been introduced with more competitive pricing on key products. Three new format stores were launched during the quarter.
- Roll out of Brico Dépôt: The format was launched in Spain, trading as Brico Stock, and is performing well.
- International growth: Eight new stores were opened and profits improved as operations approach critical mass.

Outlook

With an uncertain outlook for consumer spending, combined with strong prior year comparative sales growth figures, the fourth quarter is likely to be challenging. However, Group-wide initiatives such as the Strategic Supplier Management programme, cost control and the introduction of new ranges in stores should largely mitigate the profit impact of slower sales growth. The Board continues to expect satisfactory progress for the year as a whole.

A more detailed operating review appears on the following pages.

UK

	Retail Sales £m		% Total Change	% LFL Change	Retail profit £m		%Total Change
	Q3 2003	Q3 2002			Q3 2003	Q3 2002	
B&Q (1)	953.1	885.5	7.6	1.9	90.9	79.7	14.1
Screwfix Direct	56.9	47.9	18.8	18.8	5.8	5.9	(1.7)
Total UK (1)	**1,010.0**	**933.4**	**8.2**	**2.7**	**96.7**	**85.6**	**13.0**

(1) Includes e-commerce costs in both years – 2003: £0.1m, (2002: £2.0m)

As previously reported, **B&Q**'s sales in the quarter were adversely affected by the prolonged heatwave. Sales of interior paint, tiles and flooring suffered as customers avoided interior projects. However, Showroom, with new bedroom, bathroom and kitchen ranges, performed well. Kitchens and associated installation sales continued to benefit from the roll out of the "it" ranges across the Supercentre estate. As well as introducing new, competitively priced aspirational ranges, B&Q continued with its Price Reverse campaign to reinforce its Every Day Low Price leadership.

In the quarter, one new Warehouse store and two new mini-Warehouses were opened. A further eight Supercentres were converted into the mini-Warehouse format following early successes of previous conversions. Twenty mini-Warehouses were trading at the end of the quarter.

Retail margin improved in the quarter, reflecting the continuing Strategic Supplier Management programme, further reduction in shrinkage and an increased contribution from new ranges. Revenue costs associated with the Supercentre conversion programme were offset by currency gains on US dollar denominated purchases from Asia.

Active customers of **Screwfix Direct** reached a million for the first time during the quarter and average sales order value continued to grow. Internet sales were up over 60% and now account for a quarter of total sales. Enhanced product ranges boosted sales in the Plumbing and Electrical categories.

A new 30,000 square metre semi-automated fulfilment centre at Trentham, Staffordshire is nearing completion. This facility will come on stream in 2004 and, together with a major systems upgrade, will support continuing future growth. The associated development costs contributed to year on year reduction in retail margin in the quarter.

France

Retail sales £m	Q3 2003	Q3 2002	% Change (Reported)	% Change (Constant)	% LFL change
Castorama	398.1	356.7	11.6	1.0	0.7
Brico Dépôt	219.1	162.8	34.6	21.8	11.6
Total France (2) (3)	**617.2**	**519.5**	**18.8**	**7.5**	**4.0**

Retail profit £m	Q3 2003	Q3 2002	% Change (Reported)	% Change (Constant)
Castorama (1)	40.5	33.7	20.2	8.8
Brico Dépôt	20.5	13.1	56.5	41.6
Total France (2) (3)	**61.0**	**46.8**	**30.3**	**18.0**

(1) Costs of the French corporate head office in Lille have been re-allocated to other operating costs in both years – 2003 £2.1m (2002 £3.2m). Also restated to include e-commerce costs in both years – 2003: £1.2m (2002: £1.4m).
(2) Excludes Dubois Materiaux
(3) 2003 £1 = Euro 1.43, 2002 £1 = Euro 1.59

Sales in France were also impacted by the hot weather. According to the Banque de France the DIY market declined by 6.4% in August, although it returned to growth in September and October.

Castorama's sales performance reflected this backdrop with most non-seasonal categories badly affected in August. Across the quarter, sales were strongest where ranges had been improved and prices reduced. Building performed well along with lighting, showers and tiles. Some outdoor products benefited from the hot weather including garden furniture and watering equipment. Air conditioning also sold well.

Retail margin improved as a result of continued Strategic Supplier Management gains and productivity initiatives. These more than offset investment in price competitiveness and the sales mix shift away from higher margin interior decorative ranges to lower margin building and seasonal ranges in the quarter.

Three relocated stores were opened in the period trialling new ranges, merchandising techniques and store layout. These new stores have performed ahead of expectations and are likely to form a blueprint for upgrading the whole estate.

Brico Dépôt achieved strong sales growth well ahead of the market, despite also suffering from a weak August.

All main product categories performed well across the period, with building ranges, kitchens and flooring the strongest. No new stores were opened in France in the quarter but the first Brico Stock opened in Logrono, Spain in October and is trading well (reported in International).

Brico Dépôt's retail margin improved as rapid sales growth enabled scale and cost efficiencies.

International

Retail sales £m	Q3 2003	Q3 2002	% Change (Reported)	% Change (Constant)	% LFL Change
Poland	81.6	66.8	22.2	22.8	14.0
Italy	45.0	34.8	29.3	17.0	4.2
China	35.5	24.9	42.6	30.9	(3.1)
Taiwan (1)	-	-	-	-	-
Other Int'l (2)	0.4	-	-	-	-
Total International	**162.5**	**126.5**	**28.5**	**22.8**	**7.8**

Retail profit £m	Q3 2003	Q3 2002	% Change (Reported)	% Change (Constant)
Poland	13.9	10.0	39.0	40.3
Italy	3.9	3.4	14.7	3.8
China	0.8	(0.2)	n/a	n/a
Taiwan (1)	1.5	1.4	7.1	10.0
Other Int'l (2)	1.3	0.6	n/a	n/a
Total International	**21.4**	**15.2**	**40.8**	**38.7**

(1) Joint venture (sales not consolidated)
(2) Includes Hornbach, Koçtas, B&Q Korea, Brico Stock Spain

Castorama Poland benefited from favourable weather conditions in the key project season and strong overall demand ahead of next year's VAT changes on EU accession. Sales in Building and flooring were particularly strong. Margins continued to improve as economies from increased buying scale and the newly introduced Strategic Supply Management programme were achieved. One new store was opened in the period.

Castorama Italy suffered from extreme August weather, affecting decorative products in particular, but sales recovered over the balance of the quarter. All categories saw growth, in particular Showroom and Garden. The retail margin declined reflecting the sales mix shift from higher margin decorative ranges. Two new stores opened in the period.

B&Q China continued to be affected by the aftermath of the SARS epidemic with sales momentum returning only gradually. Year on year sales growth comparison also reflected aggressive promotional activity in the same period last year. B&Q China was profitable in the quarter even after the costs of opening three new stores. Installation and decorative contract sales continued to grow rapidly. B&Q had 14 stores in China at the end of the period, including the largest B&Q in the world which opened in Beijing in October. In total, three new stores were opened in the quarter.

B&Q Taiwan saw more favourable trading conditions following the lifting of the SARS restrictions imposed in the previous quarter. Sales performed well with air conditioning particularly buoyant. One new store opened in the period.

Profits in **Other International** were ahead mainly due to an improved performance at Hornbach in which Kingfisher has a 21% interest. The first Brico Dépôt format store in Logrono, Spain opened in October under the Brico Stock name.

Since the end of the quarter Kingfisher has reached agreement to sell the three store Castorama Brazil business to local home improvement retailer Casa e Construção (CeC). The sale is expected to complete in January 2004.

CeC will pay approximately £4 million in cash for the retail assets, which is in line with existing book value. The proceeds will be used to reduce Group debt and the sale will be earnings neutral.

Year to Date results for the nine months to 1 November 2003

	Retail Sales £m 2003	2002	% Total change	% LFL Change	Retail profit £m 2003	2002	% Total Change
B&Q (1)	3,010.2	2,736.2	10.0	3.9	277.5	242.2	14.6
Screwfix Direct	164.0	137.5	19.3	19.3	15.8	12.5	26.4
Total UK (1)	**3,174.2**	**2,873.7**	**10.5**	**4.7**	**293.3**	**254.7**	**15.2**
Castorama (2)	1,191.7	1,054.1	13.1	1.6	103.5	81.5	27.0
Brico Dépôt	599.3	422.2	41.9	13.1	53.4	31.3	70.6
Total France (3)	**1,791.0**	**1,476.3**	**21.3**	**4.9**	**156.9**	**112.8**	**39.1**
Poland	215.5	176.1	22.4	11.0	31.3	22.8	37.3
Italy	128.6	95.1	35.2	10.2	10.0	7.7	29.9
China	85.2	53.4	59.6	4.6	(1.8)	(3.4)	n/a
Taiwan (4)	-	-	-	-	3.8	3.8	-
Other Int'l (5)	0.4	-	-	-	3.1	(1.1)	n/a
Total International	**429.7**	**324.6**	**32.4**	**9.7**	**46.4**	**29.8**	**55.7**
Ongoing Home	**5,394.9**	**4,674.6**	**15.4**	**5.1**	**496.6**	**397.3**	**25.0**

Improvement							
Discontinued Home Improvement [6]	425.4	478.3			21.6	13.2	
Total	**5,820.3**	**5,152.9**			**518.2**	**410.5**	

(1) Includes e-commerce profits/(losses) in both years – 2003: £0.1m (2002: £(6.0)m)
(2) Costs of the French corporate head office in Lille have been re-allocated to other operating costs in both years – 2003 £5.6m (2002 £10.5m). Also restated to include e-commerce costs in both years.
(3) 2003 £1 = Euro 1.44, 2002 £1 = Euro 1.59
(4) Joint venture (sales not consolidated)
(5) Includes Hornbach, Koçtas, B&Q Korea, Brico Stock Spain
(6) Includes Dubois Matériaux, Réno Dépôt in Canada and Castorama in Belgium, Nomi in Poland, Castorama in Brazil, and Castorama in Germany

Data by Country at 1 November 2003

Home Improvement	Store Nos	Selling Space (000s sq.m)	Employees (FTE)
B&Q	326	2,099	26,012
Screwfix Direct	-	-	1,581
Total UK	**326**	**2,099**	**27,593**
Castorama	105	961	13,110
Brico Dépôt	57	275	3,417
Total France	**162**	**1,236**	**16,527**
Poland	18	171	3,690
Italy	17	110	1,688
China	14	177	3,615
Taiwan	16	74	1,545
Other International	6	28	506
Total International	**71**	**560**	**11,044**
Discontinued Businesses	42	171	2,328
Total	**601**	**4,066**	**57,492**

Company profile

Kingfisher is Europe's leading home improvement retailer with leading market positions in the UK, France, Poland, Italy, China and Taiwan. Sales for the ongoing Home Improvement business [1] for the year ended 1 February 2003 were £6.1 billion of which £2.4 billion or 39% was generated outside the UK. Retail profits for the year were £523 million of which £170 million or 33% was earned outside the UK.

Kingfisher operates over 550 stores in nine countries in Europe and Asia. The Group also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, which operates more than 100 stores across Germany, Austria, Netherlands, Luxembourg, Switzerland, Sweden and the Czech Republic.

(1) Ongoing Home Improvement business excludes Dubois Matériaux, Réno Dépôt, Nomi, Castorama Belgium, Castorama Germany and Castorama Brazil.

Enquiries:
Ian Harding 020 7644 1029
Director of Communications

Nigel Cope 020 7644 1030
Head of External Communications

Loraine Woodhouse 020 7644 1032
Head of Investor Relations

Further copies of this announcement can be downloaded from www.kingfisher.com

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Company	Kingfisher PLC
TIDM	KGF
Headline	Directorate Change
Released	16:55 2 Feb 2004
Number	9102U

RNS Number:9102U
Kingfisher PLC
02 February 2004

DUNCAN TATTON-BROWN APPOINTED AS KINGFISHER'S FINANCE DIRECTOR

Following the announcement made on 11 November 2003 Kingfisher plc has today formally confirmed the appointment of Duncan Tatton Brown as Group Finance Director of the Company with effect from 2 February 2004.

From January 2001 until his appointment on 2 February 2004, Duncan was Finance Director of B&Q plc. He began his career in the Royal Navy, moving to Rank Xerox (UK) Ltd in 1987. He held various positions in the finance department at Burton Group plc, where he was part of the team which worked on the demerger into Debenhams plc and Arcadia Group plc in 1998. He then became Group Finance Director at Virgin Entertainment Group Ltd. Age 38.

Duncan has no shares in Kingfisher plc but has options over 183,312 shares as follows:

Type of Option	Date of grant	Number of shares	Option price (pence)	Date from which exercisable	Lapse Date
Executive Approved	26/09/2001	14,289	209.93	26/09/2004	26/09/2011
Executive Unapproved	26/09/2001	57,983	209.93	26/09/2004	26/09/2011
Executive Unapproved	09/04/2002	26,151	290.08	09/04/2005	09/04/2012
Executive Unapproved	08/10/2002	43,600	194.95	08/10/2005	08/10/2012
Executive Unapproved	17/04/2003	35,736	237.85	17/04/2006	17/04/2013
ShareSave	23/10/2001	5,553	171.04	01/12/2004	01/06/2005

The above information completes the disclosure obligations under paragraphs 6.F.2.(b) to 6.F.2.(g) and paragraphs 16.4, 16.5 and 16.13 of the Listing Rules of the UK Listing Authority.

END

Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Additional Listing
Released	11:26 17 Feb 2004
Number	5088V

RNS Number:5088V
Kingfisher PLC
17 February 2004

Kingfisher plc (the "Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 4,000,000 Ordinary shares of 15 5/7P each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 19 February 2004 and trading will commence on 20 February 2004

These shares are being reserved under a block listing and will be issued over time pursuant to the following scheme:

Scheme	Shares
EXECUTIVE SHARE OPTION SCHEME 1993	4,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

END

Company website

Company	Kingfisher PLC
TIDM	KGF
Headline	4th Quarter Trading Statement
Released	07:00 18 Feb 2004
Number	5422V

Q4 Trading Statement
Wednesday 18th February 2004

Kingfisher plc today announced its fourth quarter sales for the 13 weeks to 31st January 2004.

Fourth Quarter to 31st January 2004				
	2003/4	2002/3	Total Change	LFL Change
	£m	£m	%	%
Continuing operations (1)				
Retail sales	1,647.4	1,448.8	13.7%	4.5%

Twelve months to 31st January 2004

	2003/4	2002/3	Change	LFL Change
	£m	£m	%	%
Continuing operations (1)				
Retail sales	7,038.2	6,130.4	14.8%	5.1%

(1) All figures relate to continuing home improvement business only, excluding Dubois Matériaux in France, Réno Dépôt in Canada, Nomi in Poland and Castorama in Belgium and Brazil, which have been sold, and Castorama Germany, which has been closed. Also excluding Kingfisher's former Electricals businesses, including Promarkt, sold in February 2003 and Kesa Electricals plc, demerged in July 2003.

All figures and statements comply with Group accounting policy changes made in the period to reflect FRS 5 and UITF 38 requirements, with a consequent restatement of prior periods (see page 5 for details). The non cash accounting changes mainly impact B&Q's reported results.

Kingfisher plc, Europe's leading home improvement retailer, has today announced that total sales grew 13.7% to £1.6 billion during the fourth quarter ended 31st January 2004. On a like for like (LFL) basis sales increased by 4.5%.

UK (59% of Group Sales)

- Sales up 9.5% (LFL+3.9%) driven by strong kitchen sales at B&Q and continued growth at Screwfix Direct

Non UK (41% of Group Sales)

- French sales up 9.1% in constant currency (LFL+4.2%) driven by Brico Dépôt momentum and Castorama revitalisation
- International sales up 38% in constant currency (LFL+10.2%) driven by new store openings in all markets and strong sales in Poland (LFL+19.5%)

For the full year, total Group sales increased by 14.8% to just over £7.0 billion, (LFL +5.1%).

Gerry Murphy, chief executive, said: "This has been a good quarter for Kingfisher, capping a strong performance for the full year. This performance, combined with our continued focus on margin and cashflow management, means we expect to announce on 17 March full year pre-exceptional profits for the continuing business toward the upper end of current market expectations."

UK & Ireland

For the 13 weeks ended 31st January 2004

Retail sales £m	2003/4	2002/3	% total change	% like-for-like
B&Q (1)	891.5	818.7	8.9	2.9
Screwfix Direct	56.6	47.0	20.4	20.4
Total UK	**948.1**	**865.7**	**9.5**	**3.9**

For the 52 weeks ended 31st January 2004

Retail sales £m	2003/4	2002/3	% total change	% like-for-like change
B&Q (1)	3,896.8	3,549.5	9.8	3.9
Screwfix Direct	220.6	184.5	19.6	19.6
Total UK	**4,117.4**	**3,734.0**	**10.3**	**4.7**

(1) Includes e-commerce sales in both years

B&Q achieved good growth against tough prior year comparatives, with sales in the quarter ahead by nearly 9% (LFL +2.9%, Q4 2002 +8.0%).

B&Q's showroom offer (principally kitchens, bathrooms and bedrooms) performed well in the quarter, the most important sales period for these categories. Competitive pricing and new ranges of kitchen doors and accessories, built-in appliances and bedroom furniture helped drive sales. B&Q's extended seasonal offer, with a wider range of Christmas lights and decorations, boosted sales in December. The Homeplan card supported sales growth with around a third of all kitchens purchased using the card.

B&Q opened two new Warehouse stores in the quarter and accelerated the pace of the mini-Warehouse conversion programme, converting a further eight stores in the quarter, taking the total now trading to 28. At the year end, a further seven revamps were in progress, all of which will be re-launched by the end of the first quarter. During 2003/4 the mini-Warehouse conversion programme added 0.5% to B&Q's like-for-like result.

Screwfix Direct had another good quarter, with just over 20% sales growth. Growth in plumbing and electrical ranges was particularly strong.

France

For the 13 weeks ended 31st January 2004

Retail sales £m	2003/4	2002/3	% change (reported)	% change (constant)	% like-for-like change
Castorama (1) (2)	347.5	308.3	12.7	4.9	1.9
Brico Dépôt	187.8	147.6	27.3	18.0	9.1
Total France (1)(2) (3)	**535.3**	**455.8**	**17.4**	**9.1**	**4.2**

For the 52 weeks ended 31st January 2004

Retail sales £m	2003/4	2002/3	% change (reported)	% change (constant)	% like-for-like change
Castorama (1) (2)	1,541.8	1,364.6	13.0	2.7	1.6
Brico Dépôt	786.1	568.8	38.2	25.7	12.1
Total France (1) (2) (3)	**2,327.8**	**1,933.4**	**20.4**	**9.5**	**4.7**

(1) Includes e-commerce and Amiland sales in both years
(2) Excludes Dubois Materiaux
(3) 2004 £1 = Euro 1.4392, 2003 £1 = Euro 1.5828

Castorama delivered fourth quarter sales growth of just under 5% in constant currency (LFL +1.9%), ahead of the French DIY market. The showroom category performed well, driven by new bathroom and shower ranges and a successful kitchen promotion. Pre-Christmas power tool sales were also strong, with Castorama's own- brand power tool, MacAllister, performing particularly well. End of aisle displays continue to be an important part of reinforcing Castorama's price message with laminate flooring promotions especially effective.

Three new format stores continued to perform ahead of expectations and a further five stores are currently being revamped ahead of the key spring season.

Brico Dépôt again performed strongly, with growth of 18% in constant currency (LFL +9.1%). All categories performed well, with strong sales of kitchens and wooden flooring.

During the quarter, Brico Dépôt opened two new stores, relocated one store and carried out one major refurbishment, bringing the total number of stores trading at the end of the year to 59.

International

For the 13 weeks ended 31st January 2004

Retail sales £m	2003/4	2002/3	% change (reported)	% change (constant)	% like-for-like change
Poland	70.5	59.3	18.8	28.7	19.5
Italy	45.3	33.2	36.5	27.7	3.1
China	46.3	34.7	33.4	61.6	1.0

Other Int'l (1)	1.9	-	n/a	-	-
Total Int'l	**163.9**	**127.2**	**28.9**	**38.0**	**10.2**

For the 52 weeks ended 31st January 2004

Retail sales £m	**2003/4**	**2002/3**	**% change (reported)**	**% change (constant)**	**% like-for-like change**
Poland	285.6	235.1	21.5	26.4	13.1
Italy	173.7	139.9	24.2	12.9	7.6
China	131.5	88.0	49.5	63.8	9.1
Other Int'l (1)	2.3	-	n/a	-	-
Total Int'l	**593.0**	**462.9**	**28.1**	**28.9**	**10.7**

(1) Other International comprises Hornbach, B&Q Taiwan, Koctas in Turkey, B&Q Korea, Brico Stock Spain

Castorama Poland continued to perform well, with good underlying sales growth boosted in the quarter by strong demand ahead of increased VAT charges on some product categories expected in May 2004, on EU accession. Castorama Poland opened one new store during the period.

Castorama Italy's sales growth came from showroom and decorative products and selling space expansion with one new store opened during the quarter. Strong prior year comparatives (2002 LFL +10.9%) and relatively subdued consumer confidence contributed to modest LFL progression.

B&Q China now has a total of 15 stores trading compared to eight a year ago. Sales growth was primarily driven by space expansion as the business continued to be affected by the SARS epidemic and increased competition in Shanghai. Sales growth was also impacted by a reduction in the level of voucher promotional activity but margins improved as a consequence.

B&Q Taiwan experienced a significant recovery in sales growth, with the lifting of the SARS restrictions providing a general boost to the economy. Installation sales performed particularly well.

Group Accounting Policy Changes

In November 2003 Application Note G to FRS 5 on Revenue Recognition was issued and will be adopted in Kingfisher's audited 2003/4 financial statements. As a result Kingfisher will provide for estimated product returns and will recognise sales of product requiring installation or delivery at the point of service completion rather than at the point of payment. This change principally affects the reported results of B&Q and the impact is to reduce reported LFL for Q4 by 0.8% to 2.9% (nil effect for the full year LFL growth).

Furthermore Kingfisher will also adopt early UITF 38 covering accounting for the Group's ESOP Trust. In future any gain or loss on sale, cancellation or write-down of own shares held will go through reserves rather than the profit and loss account.

The combined effect of these non cash accounting changes will be to reduce Kingfisher's 2003/4 reported retail profit by around £10m.

- ENDS -

Company profile

Kingfisher is Europe's leading home improvement retailer with leading market positions in the UK, France, Poland, Italy, China and Taiwan. Sales for the ongoing Home Improvement business [1] for the year ended 31 January 2004 were just over £7 billion of which £2.9 billion, or 41%, was generated outside the UK.

Kingfisher operates over 550 stores in nine countries in Europe and Asia. The Group also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, which operates more than 100 stores in Germany, Austria, Netherlands, Luxembourg, Switzerland, Sweden and the Czech Republic.

1) Ongoing Home Improvement business excludes Dubois Matériaux, Réno Dépôt, Nomi, Castorama Belgium, Castorama Germany and Castorama Brazil.

Enquiries:

Ian Harding Director of Communications	020 7644 1029
Nigel Cope Head of External Communications	020 7644 1030
Loraine Woodhouse Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com

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Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Full Year Results 2003/04
Released	07:00 17 Mar 2004
Number	6161W

Embargoed until 0700 Hours

Wednesday 17 March 2004

Kingfisher plc preliminary results for the 52 weeks ended 31 January 2004

Highlights - Continuing Business [1]

- **Reported retail sales up 15% to £7.0 billion (2002/3: £6.1 billion), up 11% in constant currencies**
- **Reported retail profit [2] up 23% to £638 million (2002/3: £520 million), up 20% in constant currencies**
- **Adjusted pre-tax profits [3] of £591 million, up 15% (2002/3: £514 million)**
- **Pre-tax profit down 9% to £571 million, (2002/3: £630 million which included an exceptional property gain of £144 million)**
- **Adjusted basic earnings per share [3] up by 33% to 17.8p (2002/3: 13.4p)**
- **Basic earnings per share up by 15% to 20.3p (2002/3: 17.7p)**
- **Underlying return on invested capital (ROIC) improved to 8.7% (2002/3: 7.6%)**
- **Non-UK businesses account for 41% of retail sales and 39% of retail profit**

(1) Continuing home improvement business only; excludes Dubois Matériaux in France, Réno Dépôt in Canada, Nomi in Poland and Castorama Brazil, which have been sold, and Castorama in Belgium and Germany, which have been closed ***(including these businesses adjusted pre-tax profits [2] were £612m).*** *Also excludes Kingfisher's former Electricals businesses, including Promarkt, sold in February 2003 and Kesa Electricals plc, demerged in July 2003.*
(2) Retail profit is stated before central costs, exceptional items, and goodwill amortisation
(3) Excluding exceptional items and goodwill amortisation

Total Group - including all the disposed, demerged and closed businesses

- Sales reduced by 18% to £8.8 billion (2002/3: £10.7 billion)
- Pre-tax profits reduced by 13% to £427 million (2002/3: £493 million)
- Basic earnings per share up 10% to 10.1p (2002/3: 9.2p)
- Full year dividend 9.65p (2002/3: 10.86p)

- Total net debt reduced to £844 million (2002/3: £ 1.9 billion)

Note: All prior year earnings per share and dividend per share figures restated for the 7 for 8 share consolidation. Current year dividends exclude any interim and final dividends from Kesa Electricals plc.

"Kingfisher's home improvement businesses finished the year stronger than ever. The combination of leading brands, international diversity and Europe's largest buying scale means we are well positioned for continuing growth."

Gerry Murphy, Chief Executive

Commenting on the results, **Sir Francis Mackay, Chairman,** said: "I am pleased to report a landmark year for Kingfisher. Following the demerger of Kesa Electricals and the disposal of our non-core home improvement operations, the restructuring process begun three years ago is now complete. Kingfisher is now a focused home improvement business.

"The Kingfisher team has delivered a good set of results and I am delighted that the benefits of the Castorama integration we set out at the time of the buy-out are being delivered ahead of schedule."

Gerry Murphy, Chief Executive, said: "Kingfisher is now using its international scale and diversity to deliver sustainable growth and improved returns for shareholders.

"We have made good progress this year delivering strong sales growth and winning market share. In the UK, B&Q and Screwfix Direct maintained their growth momentum whilst, in France, Castorama has been re-energised and growth continued apace at Brico Dépôt.

"Outside of the UK and France, our other international operations have all delivered strong growth in sales and profits, with B&Q China making its first full year profit.

"All three of Kingfisher's main retail brands have demonstrated that they can operate successfully in other international markets and adapt their formats to local cultures.

"Progress was also made on the supply side, with the Strategic Supplier Management programme now effective across the Group. For customers, this has meant great new products at great value prices. At the same time, our partner suppliers are growing their businesses alongside ours.

"Kingfisher's home improvement businesses finished the year stronger than ever. The combination of leading brands, international diversity and Europe's largest buying scale means we are well positioned for continuing growth."

FULL YEAR RESULTS

Kingfisher plc, Europe's leading home improvement retailer, today announced full year preliminary results for the year ended 31 January 2004.

HOME IMPROVEMENT – Continuing Businesses

Total reported sales grew by 15% to £7 billion with like-for-like (LFL) sales growing just over 5%. Reported retail profit grew by 23% to £638 million. Reported pre-tax profits, adjusted to exclude exceptional items and goodwill amortisation, were £591 million, up 15% on the previous year.

The reported results benefited from the strengthening of the Euro on translation of Euro denominated sales and profits into Sterling. On a constant currency basis, eliminating the translation benefit, sales grew by 11% and retail profits by 20%.

Sales growth for the year, as previously announced on 18 February 2004, was strong and market share gains were achieved by all the Group's European and Asian businesses. This performance was driven by 28 net new store openings, and a continued focus on new ranges and value for money pricing to drive LFL sales.

Retail profits grew faster than sales due to the continuing success of the Group-wide

Strategic Supplier Management programme (SSM), as well as the focus on reducing operating costs and overheads.

Property income of £32 million (2002/3: £59 million), was down year-on-year principally reflecting the disposal last year of a portfolio of third party occupied property for £688 million.

Other operating costs, principally Group central costs, fell just under £7m year-on-year to £46 million. This included savings from the reorganisation of the London and Lille corporate offices following the demerger of Kesa Electricals.

Net interest costs of £34 million increased significantly year-on-year (2002/3: £12 million). Last year's interest costs benefited by £15 million from investing the cash proceeds of the rights issue for two months prior to the purchase of the outstanding shares in Castorama.

The effective tax rate for the year was 31.6% of continuing profits, pre-exceptionals and goodwill, excluding prior year adjustments. This compared with 32.0% last year. In addition, an exceptional tax credit of £75 million arose in the second half of the year, from the release of provisions no longer required in respect of earlier years' tax liabilities.

Adjusted basic earnings per share grew 33% to 17.8p (2002/03: 13.4p) boosted by strong pre-tax profit growth and the elimination of minority interests; last year nearly £100 million of earnings were attributable to the minority shareholders of Castorama. Basic earnings per share grew 15% to 20.3p (2002/3: 17.7p).

Underlying return on invested capital (ROIC) improved in the year from 7.6% to 8.7%, just above the Group's cost of capital of 8.4%. Improving ROIC will continue to be a key focus for the Group.

During the year, the continuing Group properties were revalued and a surplus of £296 million has been incorporated into the Group's tangible fixed assets. The value of the Group's remaining property portfolio now stands at £2.2 billion. Including the greater than expected uplift arising on the property portfolio revaluation, headline ROIC improved to 11.3% (See Financial Review for definition of ROIC).

TOTAL GROUP – including all the disposed, demerged and closed businesses

Total Group retail sales reduced 18% to £8.8 billion (2002/3: £10.7 billion). Pre-tax profits also reduced 13% to £427 million, reflecting the extensive corporate restructuring in the year. Net exceptional charges of £208 million, before £29 million of tax relief were incurred in the year. Exceptional costs arose relating to the demerger of Kesa Electricals totalling £135 million. A further £58 million of costs arose on the non-core home improvement businesses which have been sold or closed, £10 million on the restructuring of the corporate head office and £5 million on fixed asset write downs. In addition, an exceptional tax charge of £99 million was incurred in respect of a payment made to the French tax authorities following the demerger. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low. Taking these, and the exceptional tax credit of £75 million discussed earlier into account, basic earnings per share rose nearly 10% to 10.1p.

Cash Flow and Net Debt

Net debt fell from £1.9 billion to £844 million. Cash inflow from operating activities was strong at £777 million and a further £819 million was received from the sales of tangible fixed assets, mostly third-party occupied properties. A further £423 million of debt was assumed by Kesa Electricals on demerger. Investment in the growth of the business continued with gross capital expenditure of £389 million (2002/3 : £468 million) on new and existing stores, supply chain and IT infrastructure.

Dividend

A final dividend of 6.15p per share is proposed, which when combined with the interim dividend of 3.5p per share takes the full year dividend to 9.65p per share, which excludes any interim and final dividend from Kesa Electricals plc.

Outlook

Although broadly stable, the economic outlook for retailers in 2004 in the UK is coloured by the general expectation of some pressure on consumers' disposable incomes from higher taxes, interest rates and pension contributions. Whilst these trends are unhelpful for consumption generally, home improvement has proved to be relatively resilient in the past and the Board believes that Kingfisher's international dimension and its ability to provide great value to customers means the Group is well positioned for continuing growth.

A more detailed operating and financial review appears on the following pages.

This news release contains forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The Group's actual results, financial situation, development and performance may differ materially from that expressed or implied in these forward-looking statements as a result of a variety of factors. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Enquiries:

Ian Harding, Director of Communications	020 7644 1029
Loraine Woodhouse, Head of Investor Relations	020 7644 1032
Nigel Cope, Head of External Communications	020 7644 1030
Kingfisher Website	www.kingfisher.com
Kingfisher plc	020 7372 8008

Further copies of this announcement can be downloaded from the website or by application to:

The Company Secretary
Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

Company Profile

Kingfisher is Europe's leading home improvement retailer with leading market positions in the UK, France, Poland, Italy, China and Taiwan. Sales for the continuing Home Improvement business for the year ended 31 January 2004 were just over £7 billion of which £2.9 billion, or 41%, was generated outside the UK.

Kingfisher operates over 560 stores in nine countries in Europe and Asia. The Group also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, which operates more than 110 stores in Germany, Austria, Netherlands, Luxembourg, Switzerland, Sweden and the Czech Republic.

UK & IRELAND

	Retail Sales £m		Total Change	LFL Change	Retail Profit £m		Total Change
	2004	2003	%	%	2004	2003	%
B&Q	3,896.8	3,549.5	9.8	3.9	371.8	329.7	12.8
Screwfix Direct	220.6	184.5	19.6	19.6	19.1	18.0	6.1
Total UK	**4,117.4**	**3,734.0**	**10.3**	**4.7**	**390.9**	**347.7**	**12.4**

B&Q's growth momentum continued with total sales up nearly 10% to £3.9 billion and profits up nearly 13% to £372 million.

Increased market share - B&Q's share of the UK's repair, maintenance and improvement market increased to 14.4% (2002/3: 13.5%).

Mini-Warehouses a success - Four new mini-Warehouse stores were opened and a further 16 converted from Supercentres, taking the total to 28. Giving customers greater access to B&Q's full product range, the converted mini-Warehouses are enjoying double digit sales uplifts, on average, as well as improved margins. On average, the capital investment for conversions is around £1 million with an additional £0.4 million adverse profit impact in the year of conversion. In the current year there are plans to convert a further 25 Supercentres to the mini-Warehouse format.

7% new sales space - Nine new Warehouse stores and four new mini-Warehouses opened in the year. During the current year B&Q expects to open a further 20 stores, including 11 Warehouses and nine mini-Warehouses, with net space again growing 7%.

New ranges popular with customers – New kitchen, bedroom and bathroom ranges performed well. B&Q is extending its range of "Special Order" products, which can be ordered in-store, by telephone or online and delivered directly to home. Examples include bedroom furniture and an improved range of electrical appliances.

Retail margin improved from 9.3% to 9.5%, reflecting initiatives to reduce shrinkage and the ongoing SSM programme.

B&Q Direct now profitable, with on-line sales almost doubling in the year to £37 million.

SCREWFIX DIRECT sales rose by 20% to over £220 million, helped by the rapid expansion of the catalogue and on-line business. Profits grew by six per cent to £19 million despite £2.7 million of one-off costs associated with a new fulfilment centre due to open this year.

FRANCE

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama	1,541.8	1,364.6	13.0	2.7	1.6
Brico Dépôt	786.0	568.8	38.1	25.7	12.1
Total France	**2,327.8**	**1,933.4**	**20.4**	**9.5**	**4.7**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama (1)	125.8	94.9	32.6	20.5
Brico Dépôt	59.7	39.3	51.9	38.1
Total France	**185.5**	**134.2**	**38.2**	**25.7**

2004 £1 = Euro 1.4392, 2003 £1 = Euro 1.5828
(1) Cost of the French corporate office in Lille have been re-allocated to other operating costs (2003: £14 million).

CASTORAMA revitalisation on track with sales of £1.5 billion, up 2.7% and retail profits of £126 million, up over 20% on a constant currency basis.

Strong new management team in place - Philippe Tible, an experienced French retailer, joined as Chief Executive of Castorama in February 2003. He has strengthened the management team with key appointments in commercial, supply chain and store operations.

Integration benefits boost profit – In total £45 million of integration benefits were achieved in the year, faster than originally envisaged. Of this, £32 million related specifically to Castorama France. Adoption of the SSM Programme facilitated investment in lower prices to drive faster sales growth. Market share gains in the second half were achieved.

New ranges being introduced - These include new bathroom accessories, showers and tiles. Castorama has also improved pricing on key value lines and introduced more entry price ranges. Some value lines, such as laminate flooring and heating, saw dramatic sales increases and cash margin growth as a result of more competitive pricing and strong promotions.

Three new format stores trading well - During 2003, three new format stores were opened with more competitive pricing and improved ranging and merchandising. Initial results are encouraging, with sales growth ahead of expectations. Castorama plans to refurbish all its stores over time, using the learning from these three stores. In the current year, seven stores are being refurbished and a further three relocated at a total capital cost of £48 million.

BRICO DÉPÔT growth continued. Aimed at the trade buyer and DIY enthusiast, the Brico Dépôt discount format recorded sales of £786 million, up 26% and profits of £60 million, up 38% on a constant currency basis.

All categories did well, with sales of kitchens and laminate flooring delivering particularly strong growth.

Four new stores were opened in the year taking the total to 59. Seven new openings are planned for the current year.

REST OF WORLD

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	285.6	235.1	21.5	26.4	13.1
Castorama Italy	173.7	139.9	24.2	12.9	7.6
B&Q China	131.5	88.0	49.4	63.8	9.1
Other Int'l (1)	2.2	-	n/a	n/a	n/a
Total	**593.0**	**463.0**	**28.1**	**28.9**	**10.7**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama Poland	41.4	26.3	57.4	63.7
Castorama Italy	13.5	9.5	42.1	29.2
B&Q China	0.4	(1.4)	n/a	n/a
B&Q Taiwan	5.4	4.8	12.5	21.5
Other Int'l (1)	1.1	(1.2)	n/a	n/a
Total	**61.8**	**38.0**	**62.6**	**59.6**

(1) Other international includes Hornbach in Germany, Koçtas in Turkey, B&Q Korea and Brico Stock Spain.

Profits ahead in all countries with sales of £593 million, up 29% and retail profit of £62 million, up nearly 60% on a constant currency basis.

Eighteen new stores in five countries - Store openings included seven B&Qs in China and three in Taiwan, four Castoramas in Italy, and three in Poland. Also opened was the Group's first store in Spain in October under the Brico Stock brand. During the current year, planned openings include eight B&Q's in China and three in Taiwan. Seven Castorama stores are planned in Poland and four in Italy. Brico Stock is planning a further four stores in Spain.

First year of profit in China - B&Q China moved into profit for the first time with a full year profit of £0.4m on sales of £131 million, up 64% in constant currencies, despite disruption from the SARS epidemic. **Taiwan** also had a good year with profits of £5.4 million, up 21% in constant currencies, helped by a strong performance from its installations business.

Poland and Italy showing strong growth - Castorama Poland delivered total sales of £286 million, up 26% and profits of £41 million up 64% in constant currencies. The overall performance was helped by consumers bringing some purchases forward ahead of planned VAT increases ahead of EU accession in May. In Italy, Castorama sales of £174 million were ahead by 13% with profits over £13 million, up 29% in constant currencies.

In Germany, **Hornbach**, in which Kingfisher has a 21% economic interest, is now working closely with the Group on the development of own brand products and Far East sourcing.

KINGFISHER CONTINUING HOME IMPROVEMENT AT A GLANCE

	Retail Sales £m 2004	Retail Sales £m 2003	Total Change %	LFL Change %	Retail Profit £m 2004	Retail Profit £m 2003	Total Change %
B&Q	3,896.8	3,549.5	9.8	3.9	371.8	329.7	12.8
Screwfix Direct	220.6	184.5	19.6	19.6	19.1	18.0	6.1
Total UK	**4,117.4**	**3,734.0**	**10.3**	**4.7**	**390.9**	**347.7**	**12.4**
Castorama (1)	1,541.8	1,364.6	13.0	1.6	125.8	94.9	32.6
Brico Dépôt	786.0	568.8	38.1	12.1	59.7	39.3	51.9
Total France (1)	**2,327.8**	**1,933.4**	**20.4**	**4.7**	**185.5**	**134.2**	**38.2**
Castorama Poland	285.6	235.1	21.5	13.1	41.4	26.3	57.4
Castorama Italy	173.7	139.9	24.2	7.6	13.5	9.5	42.1
B&Q China	131.5	88.0	49.4	9.1	0.4	(1.4)	n/a
B&Q Taiwan (2)	-	-	-	n/a	5.4	4.8	12.5
Other Int'l (3)	2.2	-	n/a	-	1.1	(1.2)	n/a
Rest of World	**593.0**	**463.0**	**28.1**	**10.7**	**61.8**	**38.0**	**62.6**
Total	**7,038.2**	**6,130.4**	**14.8**	**5.1**	**638.2**	**519.9**	**22.8**

2004 £1 = Euro 1.4392, 2003 £1 = Euro 1.5828.
(1) Cost of the French corporate office in Lille have been re-allocated to other operating costs (2003: £14 million).
(2) Joint venture (sales not consolidated)
(3) Includes Hornbach, Koçtas, B&Q Korea and Brico Stock Spain
(4) Includes Amiland (three stores).

Home Improvement	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	327	2,119.6	26,705
Screwfix Direct	-	-	1,579
Total UK	**327**	**2,119.6**	**28,284**
Castorama (4)	108	966.2	13,520
Brico Dépôt	59	289.0	3,701
Total France	**167**	**1,255.2**	**17,221**
Castorama Poland	19	184.8	3,893
Castorama Italy	18	116.4	1,726
B&Q China	15	189.0	4,143
B&Q Taiwan	17	82.6	1,672
Other International (3)	6	27.5	486
Total Rest of World	**75**	**600.3**	**11,920**
Total	**569**	**3,975.1**	**57,425**

Earnings per share and dividend cover

Basic earnings per share increased by 15% from 17.7p to 20.3p. Adjusted earnings per share which removes the impact of exceptional items (which were net gains in both years) and acquisition goodwill amortisation increased 33% from 13.4p to 17.8p per share.

	2004	2003
Basic earnings per share	20.3p	17.7p
Exceptional items	(2.7)p	(4.6)p
Goodwill amortisation	0.2p	0.3p
Adjusted earnings per share	17.8 p	13.4p

The full year dividend of 9.65p is covered 1.84 times by adjusted earnings before exceptional items and goodwill amortisation.

Return on invested capital

Underlying Return on Invested Capital (ROIC) improved in the year from 7.6% to 8.7%, just above the Group's cost of capital at 8.4%. Underlying ROIC assumes properties appreciate at a steady rate over the long term. When calculating the underlying ROIC short term property variations more or less than the long term mean are excluded.

ROIC is defined as Net Operating Profit Less Adjusted Taxes (Operating profit excluding goodwill, exceptionals, property lease and depreciation costs less tax at Group effective tax rate, plus property revaluation in the year) divided by Average Invested Capital (average holding in the year of fixed and net current assets invested in the business, plus property operating lease costs capitalised at the market property yield).

Cashflow and investment in the businesses

Net debt decreased from £1,926.4 million at the start of the year to £843.8 million at the year end. During the year £423.0 million of debt was demerged as part of the Kesa Electricals plc demerger. In addition, £203.0 million of proceeds were received on the sale of discontinued businesses.

A total of £777.4 million of net cash was generated from operating activities compared to £895.0 million in the previous year. Capital expenditure for the Group was £389.1 million, down from £468.4 million in the previous year. A total of £819.2 million (2003: £215.4 million) was received during the year in respect of the sale of tangible fixed assets, £687.6 million relating to the proceeds from the sale by B&Q Properties Limited (formerly Chartwell Land plc) of its third-party property portfolio.

During the year the Group extended the maturity of its debt by issuing £250 million of bonds due 2014, and €500 million of bonds due 2010 under the Group's €2,500 million Medium Term Note programme, the proceeds of which were principally used to repay short and medium term bank borrowings.

In addition to the bond issues, the Group has access to various borrowing facilities, including a £540 million committed revolving credit facility, maturing in 2007, and a £180 million committed facility maturing in 2006, provided by a number of banks. These facilities are available to be drawn to support the general corporate purposes of the group including

working capital requirements.

At 31 January 2004, the Group had undrawn committed bank facilities of £720.0 million (2003: £579.0 million).

Investments, acquisitions and disposals

The Group successfully completed the demerger of Kesa Electricals plc on 7 July 2003. On demerger, the Company declared a dividend in specie, which was satisfied by the issue of shares in Kesa Electricals plc. The dividend in specie of £1,592.9 million represented the net assets of the business transferred to Kesa Electricals plc at the date of demerger of £785.6 million, goodwill of £1,230.3m relating to Kesa Electricals plc businesses that had previously been written off to reserves which was resurrected on demerger less debt of £423.0 million assumed by Kesa Electricals plc.

During the year, the Group acquired the remaining 0.6% of Castorama Dubois Investissements S.C.A ("CDI") for £62.4 million giving rise to goodwill of £53.1 million.

The Group also completed the disposal of the non-core Home Improvement businesses. These included the sale of Réno-Dépôt in Canada, Dubois Matériaux in France, NOMI in Poland and Castorama Brazil and the closure of Castorama Belgium. An exceptional loss on disposal of £58.3 million has been included in the profit and loss account. In addition, the closure of the loss-making Castorama Germany business was also completed.

Property

The Group owns a significant property portfolio, most of which is now used for trading purposes and which at the year end had a value of £2.2 billion. Following the buy-out of the minority interest, a full external valuation of the CDI properties on an existing use basis was undertaken. In addition, the Group continued its normal practice of externally valuing (on an existing use basis) one-third of the B&Q property portfolio in the UK, with internal valuations being performed for the other two-thirds. In both cases these revalued amounts have been incorporated into the accounts, giving rise to a revaluation surplus in the year of £295.7 million. This surplus reflects the strong growth in property yields during the period together with the full valuation of our property portfolio.

Interest

The net interest charge for the year, excluding the exceptional financing charge of £86.9 million, was £44.1 million, of which £33.6 million related to continuing operations. The continuing net interest charge in the prior year of £12.4 million, benefited from interest income of £14.8 million on the proceeds of the rights issue held prior to the purchase of the shares in Castorama.

The Group manages its interest rate risk by entering into certain interest rate derivative contracts which modify the interest rate payable on the group's underlying debt instruments. At the year end 30% of the Group's long term borrowings were at a fixed rate of interest (2003: 18%). The interest risk profile changed following the issue of the €500 million bond in October 2003, of which €300 million was not swapped to floating rate.

Exceptional financing charges

Exceptional financing charges of £86.9 million, shown in the profit and loss account for the year, comprised a cost of £27.7 million relating to restructuring the Group's debt as a result of the demerger of Kesa Electricals plc, a gain of £23.9 million on unwinding an associated interest rate swap, and a cost of £83.1 million incurred in connection with a foreign exchange contract, which had been taken out to protect the Sterling value of the expected Euro receipts from the sale or Initial Public Offering of Kesa Electricals plc. As Kesa Electricals was subsequently demerged, part of the contract was no longer required, and was closed out in April 2003 at a loss of £83.1 million. A further loss of £45.9 million arose on settlement of the remaining part of the swap contract at demerger date. This has been offset through reserves against the gain arising on the repayment by Kesa Electricals plc of Euro denominated loans at the date of demerger.

The cash cost of the exceptional financing charges, shown in the consolidated cashflow for the year, was £111.2 million, comprising the £83.1 million loss on the foreign exchange contract, the £27.7 million cost of the debt restructuring and a further £0.4 million of other costs. The gain of £23.9 million on the associated interest rate swap was received in cash shortly after the year end.

Other exceptional Items

Operating exceptional items include £9.8 million for the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals plc and additional costs relating to the integration of the head offices in London and Lille. In addition, a further £5.3 million of incremental internal costs directly attributable to the demerger was incurred during the year.

Non-operating exceptional items include £43.2 million of external costs, principally professional advisors' and commitment fees, directly attributable to the demerger of Kesa Electricals plc and a charge of £58.3 million in relation to the loss on sale or termination of the non-core Home Improvement operations as discussed above.

Exceptional amounts written off fixed asset investments of £6.3 million relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

Taxation

The effective overall tax rate on profit has increased from 44.9% in 2003 to 46.3%, which exceeds the UK statutory rate of 30% primarily as a result of the exceptional items charged in the current year and previous years, a majority of which do not qualify for tax relief. The effective tax rate on profit for continuing operations before exceptional items and acquisition goodwill amortisation excluding prior year adjustments is 31.6% compared to 32.0% in 2003.

An exceptional tax charge of £98.5 million represents tax paid to the French tax authorities as a consequence of the demerger. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

The Group has also released £75.2m of tax provisions in respect of prior year liabilities which have either been agreed with the relevant Revenue authorities or where the

likelihood of any liability arising is now considered to be remote. This has been recorded as an exceptional tax credit in continuing operations in the year.

Dividend

The final dividend for the year ended 31 January 2004 will be paid on 11 June 2004 to shareholders on the register at close of business on 2 April 2004, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 3 June 2004. A scrip dividend alternative will be offered to shareholders.

Pensions

The Group continues to account for pension costs on the basis of the requirements of SSAP 24 and provides the disclosures regarding the FRS 17 valuation of the Kingfisher defined benefit pension scheme ("the Scheme") net assets and liabilities. At the start of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £188 million. The assets in the scheme have increased by £127 million during the year. However, due mainly to a fall in the discount rate in real terms as inflation expectations rose, the liabilities increased by £129 million. At the end of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £189 million, being approximately £157 million attributable to the Group and £32 million to Kesa Electricals. Under the terms of the Kesa Electricals demerger, the assets and liabilities associated with Kesa Electricals' employees are to be transferred to a new Kesa Electricals scheme after they cease to participate in the Kingfisher Pension Scheme on 31 March 2004.

In January 2004 the Group announced to employees changes to the Kingfisher UK Schemes, the effect of which is to close the defined benefit scheme to new members from 1 April 2004. With effect from that date, new employees will become eligible to join the new Defined Contribution section of the Scheme. Through a process of individual and store-based communications all existing UK employees were given the opportunity to choose the type and level of pension provision they would receive from 1 April 2004. Under the process each employee was invited to make a positive decision to participate either in the defined benefits section or the defined contribution section of the Scheme, or not participate in the Scheme for pension benefits.

As a result of these changes, and the separation of Electricals, the next formal valuation of the Scheme will be made on 31 March 2004 when the Kesa Electricals members leave the Scheme. In advance of the results of the new valuation, the Group will be increasing its contributions by approximately 6% to 20% of pensionable salaries for Defined Benefit Section members, as from 1 April 2004.

Accounting changes

The Group has adopted Application Note G of Financial Reporting Standard 5 "Revenue Recognition" and early adopted UITF 38 "Accounting for ESOP Trusts". The total impact had the previous policies continued in the current year would have been to increase profit after tax by £4.8m. The total impact of adopting the new policies on the year ended 1 February 2003 has been to increase profit after tax by £0.9m. The total cumulative effect of all the prior year adjustments on the balance sheet as at 1 February 2003 is a decrease in reserves of £145.6m. Further information is provided in Note 1.

International Financial Reporting Standards

International Financial Reporting Standards (IFRS) become mandatory for the consolidated financial statements reported by all EU listed companies from 2005 onwards. The areas of greatest impact for Kingfisher have been identified and work is underway to ensure the required compliance with IFRS for the 2005/06 financial year. The impact assessment has identified that changes in accounting treatment for property, goodwill, pensions, deferred tax and financial instruments may have greatest impact on the Group.

Consolidated profit and loss account

For the financial year ended 31 January 2004

£ millions	Notes	2004 Continuing Operations	2004 Discontinued Operations	2004 Total	2003 Continuing Operations *(restated)*	2003 Discontinued Operations *(restated)*	2003 Total *(restated)*
Turnover including share of joint ventures		7,177.4	1,756.3	**8,933.7**	6,311.8	4,542.2	**10,854.0**
Less: share of joint ventures		(126.9)	(8.2)	**(135.1)**	(124.3)	(19.1)	**(143.4)**
Group turnover	2	7,050.5	1,748.1	**8,798.6**	6,187.5	4,523.1	**10,710.6**
Group operating profit	3	585.1	50.1	**635.2**	485.9	126.1	**612.0**
Share of operating profit in:							
Joint ventures		7.5	2.3	**9.8**	4.0	5.7	**9.7**
Associates		16.1	2.4	**18.5**	8.0	4.4	**12.4**
Total operating profit including share of joint ventures and associates		608.7	54.8	**663.5**	497.9	136.2	**634.1**
Analysed as:							
Home Improvement		638.2	21.6	**659.8**	519.9	14.2	**534.1**
Electrical and Furniture		-	38.9	**38.9**	-	157.9	**157.9**
Property		32.3	-	**32.3**	59.0	-	**59.0**
Other operating costs		(46.2)	-	**(46.2)**	(52.8)	-	**(52.8)**
Exceptional items – operating	4	(11.6)	(3.5)	**(15.1)**	(22.0)	(29.6)	**(51.6)**
Acquisition goodwill amortisation (net)		(4.0)	(2.2)	**(6.2)**	(6.2)	(6.3)	**(12.5)**
Total operating profit including share of joint ventures and associates		608.7	54.8	**663.5**	497.9	136.2	**634.1**
Exceptional items – non-operating	4						
Demerger costs		-	(43.2)	**(43.2)**	-	(11.8)	**(11.8)**
Loss on the sale or termination of operations		-	(58.3)	**(58.3)**	-	(228.4)	**(228.4)**
Profit/(loss) on the dispose of fixed assets		2.0	-	**2.0**	144.2	(1.2)	**143.0**
Exceptional amounts written off fixed asset investments	4	(6.3)	-	**(6.3)**	-	-	-
Profit/(loss) on ordinary activities before interest		604.4	(46.7)	**557.7**	642.1	(105.2)	**536.9**
Net interest payable (excluding exceptional financing charges)		(33.6)	(10.5)	**(44.1)**	(12.4)	(31.1)	**(43.5)**
Exceptional financing charges	4	-	(86.9)	**(86.9)**	-	-	-
Net interest payable	5	(33.6)	(97.4)	**(131.0)**	(12.4)	(31.1)	**(43.5)**
Profit/(loss) on ordinary activities before taxation		570.8	(144.1)	**426.7**	629.7	(136.3)	**493.4**
Tax on profit/(loss) on ordinary activities *(excluding exceptional tax)*		(182.5)	8.4	**(174.1)**	(201.8)	(19.9)	**(221.7)**
Exceptional tax		75.2	(98.5)	**(23.3)**	-	-	-
Tax on profit / (loss) on ordinary activities	6	(107.3)	(90.1)	**(197.4)**	(201.8)	(19.9)	**(221.7)**
Profit / (loss) on ordinary activities after taxation		463.5	(234.2)	**229.3**	427.9	(156.2)	**271.7**

Equity minority interests		(0.2)	0.5	**0.3**	(99.3)	(1.8)	**(101.1)**
Profit/(loss) for the financial year attributable to shareholders	8	463.3	(233.7)	**229.6**	328.6	(158.0)	**170.6**
Earnings per share (pence)	7						
Basic		20.3		**10.1**	17.7		**9.2**
Diluted		20.2		**10.0**	17.4		**8.9**
Basic – adjusted		17.8		**19.2**	13.4		**19.1**
Diluted – adjusted		17.7		**19.1**	13.2		**18.8**

Consolidated balance sheet

As at 31 January 2004

£ millions	Note	2004	2004	2003 (restated)	2003 (restated)
Fixed assets					
Intangible assets - goodwill			2,455.3		2,651.5
Tangible assets			2,781.2		3,040.9
Investments in joint ventures					
Share of gross assets		50.6		190.1	
Share of gross liabilities		(30.0)	20.6	(158.1)	32.0
Investments in associates			125.1		131.1
Other investments			0.2		13.8
			5,382.4		5,869.3
Current assets					
Development work in progress			-		5.1
Stocks			1,071.7		1,630.1
Debtors due within one year			493.0		1,369.7
Debtors due after more than one year			25.8		61.7
Investments			23.8		145.7
Cash at bank and in hand			144.2		98.5
			1,758.5		3,310.8
Creditors					
Amounts falling due within one year			(1,925.2)		(3,258.7)
Net current (liabilities)/assets			(166.7)		52.1
Total assets less current liabilities			5,215.7		5,921.4
Creditors					
Amounts falling due after more than one year			(744.9)		(1,528.4)
Provisions for liabilities and charges			(64.2)		(53.8)
			4,406.6		4,339.2
Capital and reserves					
Called up share capital			366.3		359.3
Share premium account			2,150.9		2,155.2
Revaluation reserve			441.3		165.8
Non-distributable reserves			159.0		159.0
Profit and loss account			1,286.2		1,477.6
Equity shareholders' funds	8		4,403.7		4,316.9
Equity minority interests			2.9		22.3
			4,406.6		4,339.2

Consolidated cash flow statement

For the financial year ended 31 January 2004

£ millions	Note	2004	2003 *(restated)*
Net cash inflow from operating activities	9	**777.4**	895.0
Dividends received from joint ventures and associates		**2.4**	6.9
Returns on investment and servicing of finance			
Interest received		**26.5**	44.8
Interest paid		**(82.4)**	(81.2)
Underwriting and issue costs of new debt		**-**	(8.0)
Exceptional financing charges		**(111.2)**	-
Interest element of finance lease rental payments		**(2.7)**	(3.2)
Dividends paid by subsidiaries to minorities		**-**	(33.3)
Net cash outflow from returns on investment and servicing of finance		**(169.8)**	(80.9)
Taxation			
UK Corporation tax paid		**(134.5)**	(94.4)
Overseas tax paid		**(53.7)**	(76.5)
Exceptional tax paid		**(98.5)**	-
Tax paid		**(286.7)**	(170.9)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		**(389.1)**	(468.4)
Receipts from the sale of tangible fixed assets		**819.2**	215.4
Purchase of own shares		**-**	(25.7)
Payments for additions to investments		**-**	(3.4)
Receipts from sale of own shares and nil-paid rights		**17.6**	11.7
Net cash inflow/(outflow) from capital expenditure and financial investment		**447.7**	(270.4)
Acquisitions and disposals			
Purchase of subsidiary and business undertakings		**(63.7)**	(3,152.3)
Sale of subsidiary and business undertakings		**203.0**	-
Loan to former subsidiary net of repayment		**(18.1)**	-
Cash acquired on purchase of subsidiary undertakings		**-**	5.2
Purchase of associates and joint ventures		**(1.8)**	(36.2)
Non-operating demerger costs		**(40.7)**	(11.8)
Cash disposed on sale of subsidiary undertakings		**(27.3)**	(35.9)
Disposal of associates and joint ventures		**0.6**	-
Issues of shares by Group companies to minority shareholders		**-**	19.3
Net cash inflow/(outflow) from acquisitions and disposals		**52.0**	(3,211.7)
Equity dividends paid to shareholders		**(119.2)**	(139.1)
Net cash inflow/(outflow) before use of liquid resources and financing		**703.8**	(2,971.1)
Management of liquid resources			
(Increase)/decrease in short-term deposits		**(41.4)**	268.8
(Increase)/decrease in short-term investments		**(41.7)**	30.8
Net cash (outflow)/inflow from management of liquid resources		**(83.1)**	299.6
Financing			
Issue of ordinary share capital		**2.7**	2,014.4
Rights issue costs		**-**	(43.9)
Capital element of finance lease rental payments		**(11.6)**	(13.5)
Increase/(decrease) in loans		**(584.6)**	634.7
Net cash (outflow)/inflow from financing		**(593.5)**	2,591.7
Increase/(decrease) in cash		**27.2**	(79.8)

Reconciliation of net cash flow to movement in net debt

For the financial year ended 31 January 2004

£ millions	2004	2003
Net debt at start of year	**(1,926.4)**	(1,044.2)
Increase/(decrease) in cash	**27.2**	(79.8)
Debt in subsidiary becoming a joint venture	**-**	172.3
Debt demerged with Kesa Electricals plc	**423.0**	-
Increase/(decrease)in short-term deposits	**41.4**	(268.8)
Decrease/(increase) in debt and lease financing	**597.7**	(613.2)
Amortisation of underwriting and issue costs of new debt	**(1.5)**	(6.5)
Increase/ (decrease) short term investments	**41.7**	(30.8)
Foreign exchange effects	**(46.9)**	(55.4)
Net debt at end of year	**(843.8)**	(1,926.4)

Consolidated statement of total recognised gains and losses

For the financial year ended 31 January 2004

£ millions	2004	2003
		(restated)
Profit for the financial year	**229.6**	170.6
Unrealised surplus on revaluation of properties	**295.7**	39.3
Tax on realised revaluation surplus	**-**	(7.4)
Minority interest movement on the issue of shares in Castorama	**-**	(0.9)
Net foreign exchange adjustments offset in reserves	**(15.1)**	(4.1)
Tax effect of exchange adjustments offset in reserves	**23.4**	10.0
Total recognised gains relating to the financial year	**533.6**	207.5
Prior year adjustment (see Note 1)	**(145.6)**	
Total gains and losses recognised since last annual report	**388.0**	

1. Basis of preparation

The consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses and extracts from the notes to the accounts for 2004 and 2003 do not constitute the Group's Annual Report & Accounts. The auditors have made a report on the Group's statutory accounts for each of the years 2004 and 2003 under section 235 of the Companies Act 1985 which do not contain a statement under sections 237 (2) or (3) of the Companies Act and are unqualified. The statutory accounts for 2003 have been delivered to the Registrar of Companies and the statutory accounts for 2004 will be filed with the Registrar in due course. Copies of the Annual Report & Accounts will be posted to shareholders during the week beginning 26 April 2004.

The accounts for the year ended 31 January 2004 have been prepared using the same accounting policies as were used in the preparation of the accounts for the year ended 1 February 2003 with the exception of revenue recognition where Application Note G of FRS 5 has been adopted and in respect of accounting for ESOP Trusts where UITF 38 has been adopted.

Application Note G of FRS 5 requires that companies provide for customer returns. Such provision has now been made representing the Group's estimate of the amount of product sold during the year which will be returned in the following year. The new Application Note also requires turnover and associated costs to be recognised when a product or service has been delivered or performed rather than at time of customer payment. This effects only a small component of the Group's activities relating to installations and delivered products and impacts the timing of revenue and profit recognition only. These changes have been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy in respect of these items had been adopted in the current year, the impact would have been to increase sales by £21.2m and profit after tax by £9.2m. The impact of adopting the new policy on the year ended 1 February 2003 has been to reduce sales by £13.7m and profit after tax by £4.0m. The cumulative effect of this prior year adjustment on the balance sheet as at 1 February 2003 is an increase in the provision for customer returns of £5.1m, an increase in deferred income of £13.2m, offset by a decrease in deferred tax of £5.0m giving rise to a decrease in reserves of £13.3m.

Urgent Issues Task Force 38 "Accounting for ESOP Trusts" has been adopted for the first time in these financial statements. As required by the UITF, own shares held by the Kingfisher Employee Share Ownership Trust have been reclassified from fixed asset investments to a reduction in shareholders' funds. The shares will be held at historical cost until such time as they are disposed. Any profit or loss on the disposal of own shares is treated as a movement in reserves rather than as a profit and loss item. If the previous policy had been adopted in the current year, the impact would have been to reduce profit after tax by £4.4m. The impact of adopting the new policy on the year ended 1 February 2003 has been to increase profit after tax by £4.9m. The cumulative effect of this prior year adjustment on the balance sheet as at 1 February 2003 is to reduce other investments and profit and loss reserve by £132.3m.

The total impact had the previous policies continued in the current year would have been to increase profit after tax by £4.8m. The total impact of adopting the new policies on the year ended 1 February 2003 has been to increase profit after tax by £0.9m. The total cumulative

effect of all the prior year adjustments on the balance sheet as at 1 February 2003 is a decrease in reserves of £145.6m.

2. Turnover

£ millions	Continuing Operations	Discontinued Operations	2004 Total	Continuing Operations *(restated)*	Discontinued Operations *(restated)*	2003 Total *(restated)*
Home Improvement	7,038.2	436.2	**7,474.4**	6,130.4	610.7	6,741.1
Electrical and Furniture	-	1,311.9	**1,311.9**	-	3,897.7	3,897.7
Retail Sales	7,038.2	1,748.1	**8,786.3**	6,130.4	4,508.4	10,638.8
Property	12.3	-	**12.3**	57.1	-	57.1
Financial Services	-	-	**-**	-	14.7	14.7
	7,050.5	1,748.1	**8,798.6**	6,187.5	4,523.1	10,710.6
Property turnover comprises:						
Third party rental income	10.2	-	**10.2**	34.4	-	34.4
Property development sales	2.1	-	**2.1**	22.7	-	22.7
	12.3	-	**12.3**	57.1	-	57.1

3. Operating profit

£ millions	*Continuing* Operations	*Discontinued* Operations	2004 *Total*	*Continuing* Operations *(restated)*	*Discontinued* Operations *(restated)*	2003 *Total* *(restated)*
Group turnover	7,050.5	1,748.1	**8,798.6**	6,187.5	4,523.1	10,710.6
Cost of sales	(4,377.9)	(1,183.1)	**(5,561.0)**	(3,925.3)	(3,166.8)	(7,092.1)
Gross profit	2,672.6	565.0	**3,237.6**	2,262.2	1,356.3	3,618.5
Selling expenses	(1,766.9)	(419.6)	**(2,186.5)**	(1,450.9)	(929.4)	(2,380.3)
Administrative expenses	(321.5)	(110.0)	**(431.5)**	(317.0)	(314.8)	(631.8)
Exceptional items – operating (administrative expenses)	(11.6)	(3.5)	**(15.1)**	(18.1)	(29.6)	(47.7)
Administrative expenses - total	(333.1)	(113.5)	**(446.6)**	(335.1)	(344.4)	(679.5)
Other income	12.5	18.2	**30.7**	9.7	43.6	53.3
Group operating profit	585.1	50.1	**635.2**	485.9	126.1	612.0

4. Exceptional items

£ millions	2004 Continuing Operations	2004 Discontinued Operations	2004 Total	2003 Continuing Operations	2003 Discontinued Operations	2003 Total
Operating exceptionals						
Demerger costs	(1.8)	(3.5)	**(5.3)**	-	-	-
Group restructuring	(9.8)	-	**(9.8)**	(18.1)	-	(18.1)
Darty anti-competitive fine	-	-	**-**	-	(9.6)	(9.6)
Impairment of Nomi goodwill	-	-	**-**	-	(20.0)	(20.0)
Total charged to Group operating profit	(11.6)	(3.5)	**(15.1)**	(18.1)	(29.6)	(47.7)
Impairment of Koçtas goodwill	-	-	**-**	(3.9)	-	(3.9)
Total charged to share of joint ventures	-	-	**-**	(3.9)	-	(3.9)
Total operating exceptionals	(11.6)	(3.5)	**(15.1)**	(22.0)	(29.6)	(51.6)
Non-operating exceptionals						
Demerger costs	-	(43.2)	**(43.2)**	-	(11.8)	(11.8)
Loss on sale of Home Improvement businesses	-	(58.3)	**(58.3)**	-	-	-
Loss on closure of Castorama Germany	-	-	**-**	-	(34.8)	(34.8)
Loss on sale of ProMarkt	-	-	**-**	-	(193.6)	(193.6)
Loss on the sale or termination of operations	-	(58.3)	**(58.3)**	-	(228.4)	(228.4)
Disposal of fixed asset investments	1.3	-	**1.3**	-	-	-
Profit / (loss) on the disposal of properties	0.7	-	**0.7**	144.2	(1.2)	143.0
Profit/(loss) on the disposal of fixed assets	2.0	-	**2.0**	144.2	(1.2)	143.0
Exceptional amounts written off fixed asset investments	(6.3)	-	**(6.3)**	-	-	-
Total non-operating exceptionals	(4.3)	(101.5)	**(105.8)**	144.2	(241.4)	(97.2)
Exceptional financing charges (see note 5)	-	(86.9)	**(86.9)**	-	-	-
Total exceptional charges	(15.9)	(191.9)	**(207.8)**	122.2	(271.0)	(148.8)

5. Net interest payable

£ millions	2004	2003
Interest payable	**72.2**	86.8
Interest receivable	**(25.2)**	(38.9)
	47.0	47.9
Interest capitalised	**(2.9)**	(4.4)
Net interest payable (before exceptional financing charges)	**44.1**	43.5
Exceptional financing charges	**86.9**	-
Net interest payable	**131.0**	43.5

The share of net interest payable by joint ventures included above is £0.4 million (2003: £0.4 million).

The share of net interest payable by associates included above is £5.7 million (2003: £2.9 million).

Interest payable includes amortisation of underwriting and issue costs of new debt of £1.5 million (2003: £6.5 million).

Of the net interest payable in 2004, (before exceptional financing charge) a total of £10.5 million (2003: £31.1 million) was charged to discontinued operations.

The exceptional financing charges of £86.9 million have also been charged to discontinued operations.

6. Taxation

£ millions	Before Exceptional Tax	Exceptional Tax	2004 Total	2003 Total *(restated)*
UK Corporation tax				
Current tax for the period	86.0	-	**86.0**	213.5
Adjustments in respect of prior periods	(0.4)	(51.3)	**(51.7)**	(12.2)
	85.6	(51.3)	**34.3**	201.3
Double taxation relief	(9.5)	-	**(9.5)**	(39.3)
	76.1	(51.3)	**24.8**	162.0
Foreign tax				
Current tax for the period	91.0	98.5	**189.5**	55.6
Adjustments in respect of prior periods	4.2	(23.9)	**(19.7)**	-
	95.2	74.6	**169.8**	55.6
Deferred tax	(3.7)	-	**(3.7)**	(1.7)
Associated undertakings	4.4	-	**4.4**	3.3
Joint ventures	2.1	-	**2.1**	2.5
	174.1	23.3	**197.4**	221.7

Of the taxation set out above, a total of £90.1 million (2003: £19.9 million) was charged to discontinued operations.

7. Earnings per share

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests of £463.3 million (2003: £328.6 million) and the weighted average number of shares in issue during the period of 2,277.4 million (2003: 1,856.8 million – restated for the 7 for 8 share consolidation in July 2003).

The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests of £463.3 million (2003: £325.0 million) and the diluted weighted average number of shares in issue during the period of 2,290.4 million (2003: 1,866.6 million – restated for the 7 for 8 share consolidation in July 2003).

Adjusted earnings per share figures are presented to allow comparison to prior year on a comparable basis. These exclude the effects of exceptional items and acquisition goodwill amortisation.

The difference between the basic and diluted earnings per share is reconciled as follows:

pence	2004 Continuing	2004 Total	2003 Continuing	2003 Total
			(restated)	*(restated)*
Basic earnings per share	**20.3**	**10.1**	17.7	9.2
Effect of exceptionals				
- Operating exceptional items	**0.5**	**0.7**	1.2	2.8
- Demerger costs	**-**	**1.9**	-	0.6
- Loss on the sale of operations	**-**	**2.5**	-	12.3
- Profit on the disposal of fixed assets	**(0.1)**	**(0.1)**	(7.8)	(7.7)
- Amounts written off fixed asset investments	**0.3**	**0.3**	-	-
- Tax impact arising on exceptional items	**(0.1)**	**(1.3)**	2.1	1.3
- Exceptional tax	**(3.3)**	**1.0**	-	-
- Exceptional financing charges	**-**	**3.8**	-	-
- Minority share of exceptional items	**-**	**-**	(0.1)	-
Acquisition goodwill amortisation (net of tax)	**0.2**	**0.3**	0.3	0.6
Basic – adjusted earnings per share	**17.8**	**19.2**	13.4	19.1
Diluted earnings per share	**20.2**	**10.0**	17.4	8.9
Effect of exceptionals				
- Operating exceptional items	**0.5**	**0.7**	1.2	2.8
- Demerger costs	**-**	**1.9**	-	0.6
- Loss on the sale of operations	**-**	**2.5**	-	12.2
- Profit on the disposal of fixed assets	**(0.1)**	**(0.1)**	(7.7)	(7.6)
- Amounts written off fixed asset investments	**0.3**	**0.3**	-	
- Tax impact arising on exceptional items	**(0.1)**	**(1.3)**	2.0	1.3
- Exceptional tax	**(3.3)**	**1.0**	-	-
- Exceptional financing charges	**-**	**3.8**	-	-
Acquisition goodwill amortisation (net of tax)	**0.2**	**0.3**	0.3	0.6
Diluted – adjusted earnings per share	**17.7**	**19.1**	13.2	18.8

8. Reconciliation of movement in equity shareholders' funds

£ millions	2004	2003
		(restated)
Profit for the financial year attributable to the members of Kingfisher plc	**229.6**	170.6
Ordinary dividends on equity shares	**(221.1)**	(244.0)
Dividend in specie - demerger of Kesa Electricals plc	**(1,592.9)**	-
	(1,584.4)	(73.4)
Goodwill resurrected on demerger	**1,230.3**	-
Foreign exchange adjustments (net of tax)	**8.3**	5.9
Unrealised surplus on revaluation of properties	**295.7**	39.3
Tax on realised revaluation surplus	**-**	(7.4)
Shares issued under option schemes	**2.7**	6.1
Gain on disposal of nil-paid rights	**-**	10.8
Net proceeds from rights issue	**-**	1,961.2
ESOP shares disposed	**17.6**	-
Addition to ESOP shares due to scrip dividend	**(1.7)**	-
Scrip issue	**118.3**	49.1
Minority interest movement on issue of shares in Castorama	**-**	(0.9)
Net addition to shareholders' funds	**86.8**	1,990.7
Opening shareholders' funds *	**4,316.9**	2,326.2
Closing shareholders' funds	**4,403.7**	4,316.9

* originally £4,462.5 million before deducting prior year adjustment of £145.6 million

9. Net cash inflow from operating activities

£ millions	2004	2003
		(restated)
Group operating profit	**635.2**	612.0
Impairment charge	**-**	20.0
Depreciation and amortisation	**175.2**	221.6
Decrease in development work in progress	**5.1**	56.4
Increase in stocks	**(74.5)**	(100.1)
Decrease in debtors	**1.1**	58.2
Increase in creditors	**41.3**	21.6
Profit/(loss) on disposal of fixed assets	**(6.0)**	5.3
Net cash inflow from operating activities	777.4	895.0

10. Operating leases

The operating lease charge for the Group's continuing operations were as follows:

£ millions	2004	2003
Land and buildings	**221.4**	189.9
Plant and equipment	**23.9**	23.1

11. Pension costs

Pension schemes operated and regular pension costs – SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £44.7m (2003: £43.8m) includes £2.3m (2003: £3.2m) for the UK defined contribution scheme.

The pension cost for the UK defined benefit scheme ('the Scheme') charged in the profit and loss account of £37.9m (2003: £35.2m) is based on the formal actuarial valuation described above, adjusted to reflect market movements since the date of this valuation, and in accordance with SSAP 24 "Accounting for pension costs". The valuation assumptions used for accounting purposes are an inflation rate of 3.0% p.a., an investment return on existing assets of 7.1% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a. Variations against regular cost have been amortised using the straight line method. The pension cost for the Scheme is £7.2m higher than the contributions paid into the Scheme by the Group during the year. The contributions paid into the Scheme are in line with the contribution rate as advised by the actuary following the 31 March 2002 valuation.

There are also funded and unfunded defined benefit arrangements covering senior executives in France, for which the charge in profit and loss account was £2.0m (2003: £4.8m). A further £2.5m charge (2003: £0.6m) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

The Accounting Standards Board has deferred the full mandatory adoption of FRS 17 following the planned move to International Financial Reporting Standards. Instead the transitional disclosure requirements will continue.

The valuation of the Scheme used for FRS 17 disclosures has been based on the most recent actuarial valuation of the Group's UK Scheme at 31 March 2002 and updated to 31 January 2004 and takes into account the transitional requirements of FRS 17.

The financial assumptions used to calculate estimated Scheme liabilities under FRS 17 are:

	2004	2003
Discount rate	**5.6%**	5.5%
Salary escalation	**4.3%**	3.9%
Rate of pension increases	**2.7%**	2.3%
Price inflation	**2.7%**	2.3%

The assets in the Scheme at 31 January 2004 and the expected future rates of return on them were:

	2004 *£ millions*	**%**	2003 *£ millions*	%
Equities	**566**	**8.0**	388	8.5
Bonds	**254**	**5.0**	288	4.7
Property	**32**	**6.5**	7	7.0
Other (principally cash)	**57**	**3.7**	99	3.8
Total market value of assets	**909**	**6.5**	782	6.5
Present value of scheme liabilities	**(1,179)**		(1,050)	
Deficit in the scheme	**(270)**		(268)	
Related deferred tax asset	**81**		80	
Net pension liability	**(189)**		(188)	

Movement in deficit during the year *£ millions*	**2004**
Deficit in Scheme at start of year (before tax)	**(268)**
Current service cost	**(37)**
Employer contributions	**29**
Settlement gain	**-**
Curtailment gain	**-**
Other finance (charge)/income	**(6)**
Actuarial gain/(loss) recognised in STRGL	**12**
Deficit in Scheme at end of year (before tax)	**(270)**

Comparison between SSAP24 and FRS17 for the Scheme

FRS17 total profit and loss account charge excluding settlement gains arising on bulk transfer	**(43)**
SSAP24 profit and loss account charge	**(37)**

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £10 million (2003: £24 million), Group balance sheet provisions totalled £12 million (2003: £11 million) and the aggregate unfunded obligations for the plans were £7 million (2003: £15 million).

END

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